15048320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response: 12.00	

SEC FILE NUMBER
8-15869

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Stanley & Co. LLC

OFFICIAL USE ONLY

FIRM I.D. No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sergio Lupetin (212) 276-2444
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza (Address) New York (City) New York (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MORGAN STANLEY & CO. LLC
(SEC I.D. No. 8-15869)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND UNCONSOLIDATED SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2014 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Morgan Stanley & Co. LLC

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley & Co. LLC and subsidiaries (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley & Co. LLC and subsidiaries as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 2, 2015

MORGAN STANLEY & CO. LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2014
(In millions of dollars)

ASSETS

Cash and cash equivalents	$	1,378
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		18,523
Financial instruments owned, at fair value (approximately $42,985 were pledged to various parties; $75 related to consolidated variable interest entities, generally not available to the Company)		75,561
Securities received as collateral, at fair value		23,480
Securities purchased under agreements to resell (includes $1,113 at fair value)		63,320
Securities borrowed		131,068
Receivables:		
Customers (net of allowance for doubtful accounts of $13)		13,114
Brokers, dealers and clearing organizations		2,718
Interest and dividends		430
Fees and other		12,459
Affiliates		755
Premises, equipment and software (net of accumulated depreciation and amortization of $1,619)		1,603
Goodwill		145
Other assets		580
Total assets	$	345,134

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings:		
Affiliates	$	5,662
Other (includes $94 at fair value)		104
Financial instruments sold, not yet purchased, at fair value		25,906
Obligation to return securities received as collateral, at fair value		25,611
Securities sold under agreements to repurchase (includes $612 at fair value)		108,015
Securities loaned		32,283
Other secured financings (includes $102 at fair value; $63 related to consolidated variable interest entities and are non-recourse to the Company)		2,434
Payables:		
Customers		117,946
Brokers, dealers and clearing organizations		4,587
Interest and dividends		366
Other liabilities and accrued expenses (includes $172 at fair value)		8,317
Total liabilities		331,231
Commitments and contingent liabilities (See Note 11)		
Subordinated liabilities		10,000
Member's equity:		
Morgan Stanley & Co. LLC member's equity		4,336
Accumulated other comprehensive loss		(433)
Total member's equity		3,903
Total liabilities and member's equity	$	345,134

See Notes to Consolidated Statement of Financial Condition.

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley & Co. LLC ("MS&Co."), together with its wholly owned subsidiaries (the "Company"), provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. Its businesses include securities underwriting and distribution; financial advisory services, including advice on mergers and acquisitions, restructurings, real estate and project finance; sales, trading, financing and market-making activities in equity securities and related products, and fixed income securities and related products including foreign exchange and investment activities. The Company provides brokerage and investment advisory services covering various investment alternatives; financial and wealth planning services; annuity and insurance products; credit and other lending products; cash management; and retirement plan services.

MS&Co. and certain of its subsidiaries are registered with the Securities and Exchange Commission ("SEC") as broker-dealers. MS&Co. is also registered as a futures commission merchant and provisionally registered as a swap dealer with the Commodity Futures Trading Commission ("CFTC").

MS&Co. is a wholly owned subsidiary of Morgan Stanley Domestic Holdings, Inc ("MSDHI"). MSDHI is a wholly owned subsidiary of Morgan Stanley Capital Management, LLC, which is a wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent").

Basis of Financial Information

The Company's consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the valuation of goodwill, compensation, deferred tax assets, the outcome of legal and tax matters, and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

At December 31, 2014, the Company's consolidated subsidiaries reported $30,100 of assets, $29,900 of liabilities and $200 of equity on a stand-alone basis.

All material intercompany balances and transactions with its subsidiaries have been eliminated in consolidation.

The consolidated statement of financial condition include the accounts of MS&Co., its wholly owned subsidiaries and other entities in which MS&Co. has a controlling financial interest, including certain variable interest entities ("VIEs") (see Note 6).

For entities where (1) the total equity investment at risk is sufficient to enable the entity to finance its activities without additional subordinated financial support and (2) the equity holders bear the economic residual risks and returns of the entity and have the power to direct the activities of the entity that most significantly affect its economic performance, MS&Co. consolidates those entities it controls either through a majority voting interest or otherwise. For VIEs (i.e., entities that do not meet these criteria), MS&Co. consolidates those entities where MS&Co. has the power to make the decisions that most

significantly affect the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Equity and partnership interests held by entities qualifying for accounting purposes as investment companies are carried at fair value.

Note 2 - Summary of Significant Accounting Policies

Financial Instruments and Fair Value

A significant portion of the Company's financial instruments is carried at fair value. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows.

Financial Instruments Measured at Fair Value

All of the instruments within Financial instruments owned and Financial instruments sold, not yet purchased, are measured at fair value, either through the fair value option election (discussed below) or as required by other accounting guidance. These financial instruments primarily represent the Company's trading and investment positions and include both cash and derivative products. Furthermore, Securities received as collateral and Obligation to return securities received as collateral are measured at fair value as required by other accounting guidance. Additionally, certain reverse repurchase agreements, certain Other short-term borrowings, certain repurchase agreements and certain Other secured financings are measured at fair value through the fair value option election.

The fair value of OTC financial instruments, including derivative contracts related to financial instruments, is presented in the accompanying consolidated statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Fair Value Option

The fair value option permits the irrevocable fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company applies the fair value option for eligible instruments, including certain repurchase agreements, certain reverse repurchase agreements and certain other secured financings.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability that are developed based on the best information available in the

circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy (see Note 4). In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. For financial instruments whose inputs are based on bid-ask prices, the Company does not require that the fair value estimate always be a predetermined point in the bid-ask range. The Company's policy is to allow for mid-market pricing and to adjust to the point within the bid-ask range that meets the Company's best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk. Adjustments for liquidity risk adjust model-derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and

mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions. The Company applies credit-related valuation adjustments to its OTC derivatives. For OTC derivatives, the impact of changes in both the Company's and the counterparty's credit rating is considered when measuring fair value. In determining the expected exposure, the Company simulates the distribution of the future exposure to a counterparty, then applies market-based default probabilities to the future exposure, leveraging external third-party credit default swap ("CDS") spread data. Where CDS spread data are unavailable for a specific counterparty, bond market spreads, CDS spread data based on the counterparty's credit rating or CDS spread data that reference a comparable counterparty may be utilized. The Company also considers collateral held and legally enforceable master netting agreements that mitigate the Company's exposure to each counterparty. Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible. The Company generally subjects all valuations and models to a review process initially and on a periodic basis thereafter.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Valuation Process

The Valuation Review Group ("VRG") within the Company's Financial Control Group ("FCG") of the Ultimate Parent and its consolidated subsidiaries is responsible for the Company's fair value valuation policies, processes and procedures. VRG is independent of the business units and reports to the Chief Financial Officer of the Ultimate Parent and its consolidated subsidiaries ("CFO"), who has final authority over the valuation of the Company's financial instruments. VRG implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes apply to financial instruments categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy, unless otherwise noted. These control processes include:

Model Review. VRG, in conjunction with the Market Risk Department ("MRD") and, where appropriate, the Credit Risk Management Department, both of which report to the Chief Risk Officer of the Ultimate Parent and its consolidated subsidiaries ("Chief Risk Officer"), independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VRG reviews the appropriateness of the

proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VRG develops a methodology to independently verify the fair value generated by the business unit's valuation models. Before trades are executed using new valuation models, those models are required to be independently reviewed. All of the Company's valuation models are subject to an independent annual VRG review.

Independent Price Verification. The business units are responsible for determining the fair value of financial instruments using approved valuation models and valuation methodologies. Generally on a monthly basis, VRG independently validates the fair values of financial instruments determined using valuation models by determining the appropriateness of the inputs used by the business units and by testing compliance with the documented valuation methodologies approved in the model review process described above.

VRG uses recently executed transactions, other observable market data such as exchange data, broker-dealer quotes, third-party pricing vendors and aggregation services for validating the fair values of financial instruments generated using valuation models. VRG assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, VRG generates a ranking of the observable market data to ensure that the highest-ranked market data source is used to validate the business unit's fair value of financial instruments.

For financial instruments categorized within Level 3 of the fair value hierarchy, VRG reviews the business unit's valuation techniques to ensure these are consistent with market participant assumptions.

The results of this independent price verification and any adjustments made by VRG to the fair value generated by the business units are presented to management, the CFO and the Chief Risk Officer on a regular basis.

Review of New Level 3 Transactions. VRG reviews the models and valuation methodology used to price all new material Level 3 transactions, and both FCG and MRD management must approve the fair value of the trade that is initially recognized.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, see Note 4.

Income Taxes

The Company accounts for income tax expense (benefit) using the asset and liability method, under which recognition of deferred tax assets and related valuation allowance and liabilities for the expected future tax consequences of events that have been included in the consolidated statement of financial condition. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments held for investment purposes with original maturities of three months or less.

Cash Deposited with Clearing Organizations or Segregated Under Federal and Other Regulations or Requirements

Cash deposited with clearing organizations or segregated under federal and other regulations or requirements include cash segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash.

Repurchase and Securities Lending Transactions

Securities borrowed or reverse repurchase agreements and securities loaned or repurchase agreements are treated as collateralized financings. Reverse repurchase agreements and repurchase agreements are carried on the consolidated statement of financial condition at the amounts of cash paid or received, plus accrued interest, except for certain repurchase agreements for which the Company has elected the fair value option (see Note 4). Where appropriate, transactions with the same counterparty are reported on a net basis. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received.

Securitization Activities

The Company engages in securitization activities related to U.S. agency collateralized mortgage obligations and other types of financial assets (see Note 6). Such transfers of financial assets are generally accounted for as sales when the Company has relinquished control over the transferred assets and does not consolidate the transferee. The gain or loss on sale of such financial assets depends, in part, on the previous carrying amount of the assets involved in the transfer (generally at fair value) and the sum of the proceeds and the fair value of the retained interests at the date of sale. Transfers that are not accounted for as sales are treated as secured financings ("failed sales").

Receivables and Payables – Customers

Receivables from customers (net of allowance for doubtful accounts) and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that

collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for failed to deliver by the Company to a purchaser by the settlement date, margin deposits, and commissions. Payables to brokers, dealers and clearing organizations include amounts payable for securities failed to receive by the Company from a seller by the settlement date and payables to clearing organizations. Receivables and payables arising from unsettled trades are reported on a net basis.

Premises, Equipment and Software

Premises, equipment and software costs consists of leasehold improvements, furniture, fixtures, computer and communications equipment, and software (externally purchased and developed for internal use). Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided by the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally as follows: furniture and fixtures – 7 years and computer and communications equipment – 3 to 9 years.

As a result of an analysis completed by the Company, effective April 1, 2014, the Company revised the estimated useful lives for software costs from generally 3 to 5 years to generally 3 to 10 years.

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 25 years for building structural improvements and 15 years for other improvements.

Premises, equipment and software are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis.

Translation of Foreign Currencies

Assets and liabilities of operations having non-U.S. dollar functional currencies are translated at year-end rates of exchange.

Goodwill

The Company tests goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. The Company tests for impairment at the reporting unit level. For both the annual and interim tests, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value is less than its carrying amount. If after assessing the totality of events or circumstances, the Company determines it is more likely than not that the fair value of the reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step

impairment test. MS&Co has elected to test goodwill impairment by using the option to first assess qualitative factors.

Goodwill impairment is determined by comparing the estimated fair value of the reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair value of the reporting unit is derived based on valuation techniques the Company believes market participants would use for the reporting unit.

The estimated fair value is generally determined by utilizing methodologies that incorporate price-to-book and price-to-earnings multiples of certain comparable companies.

Goodwill is not amortized and is reviewed annually (or more frequently when certain events or circumstances exist) for impairment.

Accounting Developments

Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. In February 2013, the Financial Accounting Standards Board (the "FASB") issued an accounting update that requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay and any additional amount the reporting entity expects to pay on behalf of its co-obligors. This update also requires additional disclosures about those obligations. This guidance became effective for the Company retrospectively beginning on January 1, 2014. The adoption of this accounting guidance did not have a material impact on the Company's consolidated statement of financial condition.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. In April 2014, the FASB issued an accounting update that changes the requirements and disclosure for reporting discontinued operations. The new guidance defines a discontinued operation as a disposal of a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. Individually significant components that have been disposed of or are held for sale that do not meet the definition of a discontinued operation require new disclosures. The Company adopted this guidance on April 1, 2014, as early adoption is permitted. The adoption of this guidance did not have a material impact on the Company's consolidated statement of financial condition.

Note 3 – Related Party Transactions

The Company has transactions with the Ultimate Parent and its affiliates, including the performance of administrative services and the execution of securities transactions, and obtains short-term funding as described in Note 8. Subordinated liabilities are transacted with the Ultimate Parent as described in Note 9.

Receivables from and payables to affiliates (which are recorded in Short-term borrowings - Affiliates) consist of intercompany transactions that occur in the normal course of business. Payables to affiliates are unsecured, bear interest at prevailing market rates and are payable on demand.

The Company classifies certain receivables and payables related to brokerage, financing, clearance and custodial services from certain affiliates as non-customer as there is an agreement between the two parties by which the affiliate is subordinated against any claims to creditors. These receivables and payables are recorded in Receivables- Fees and other and Other liabilities and accrued expenses on the consolidated statement of financial condition.

The Company clears securities and futures transactions for affiliates with standard settlement terms. Pending settlement balances are recorded within Receivables from or Payables to customers, and Receivables from or Payables to brokers, dealers and clearing organizations.

On August 1, 2014, the Company entered into a revenue sharing agreement with Morgan Stanley Smith Barney LLC ("MSSB"), an affiliate of the Company, for certain types of municipal securities transactions.

Assets and receivables from affiliated companies at December 31, 2014 are comprised of:

Cash and cash equivalents	$	333
Financial instruments owned - Derivative contracts		498
Reverse repurchase agreements		14,929
Securities borrowed		21,700
Receivables - Customers		309
Receivables - Brokers, dealers and clearing organizations		1,400
Receivables - Fees and other		12,144
Receivables - Affiliates		755
Other assets		37

Liabilities and payables to affiliated companies at December 31, 2014 are comprised of:

Short-term borrowings - Affiliates	$	5,662
Short-term borrowings - Other		94
Financial instruments sold - Derivative contracts		922
Repurchase agreements		57,421
Securities loaned		20,836
Payables - Customers		19,869
Payables - Brokers, dealers and clearing organizations		1,062
Payables - Interest and dividends		29
Other liabilities and accrued expenses		1,764
Subordinated liabilities		10,000

Note 4 – Fair Value Disclosures

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

U.S. Government and Agency Securities

U.S. Treasury Securities

U.S. Treasury securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury securities are generally categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities

U.S. agency securities are composed of three main categories consisting of agency-issued debt, agency mortgage pass-through pool securities and collateralized mortgage obligations. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable To-be-announced security. Collateralized mortgage obligations are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities. Actively traded non-callable agency-issued debt securities are generally categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities, agency mortgage pass-through pool securities and collateralized mortgage obligations are generally categorized in Level 2 of the fair value hierarchy.

Other Sovereign Government Obligations

Foreign sovereign government obligations are valued using quoted prices in active markets when available. These bonds are generally categorized in Level 1 of the fair value hierarchy. If the market is less active or prices are dispersed, these bonds are categorized in Level 2 of the fair value hierarchy. In instances where the inputs are unobservable, these bonds are categorized in Level 3 of the fair value hierarchy.

Corporate and Other Debt

State and Municipal Securities

The fair value of state and municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities ("RMBS"), Commercial Mortgage-Backed Securities ("CMBS") and other Asset-Backed Securities ("ABS")

RMBS, CMBS and other ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments, and/or analyzing expected credit losses, default and recovery rates and/or applying discounted cash flow techniques. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation ("FICO") scores and the level of documentation for the loan are considered. Market standard models, such as Intex, Trepp or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, and default and prepayment rates for each asset category. Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

RMBS, CMBS and other ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then RMBS, CMBS and other ABS are categorized in Level 3 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is determined using recently executed transactions, market price quotations (where observable), bond spreads, credit default swap spreads, at the money volatility and/or volatility skew obtained from independent external parties such as vendors and brokers adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Collateralized Debt and Loan Obligations

The Company holds collateralized debt obligations ("CDOs")/collateralized loan obligations ("CLOs) that typically reference a tranche of an underlying synthetic portfolio of single name credit default swaps collateralized by corporate bonds ("credit-linked notes") or cash portfolio of asset-backed securities ("asset-backed CDOs"). Credit correlation, a primary input used to determine the fair value of credit-linked notes, is usually unobservable and derived using a benchmarking technique. The other credit-linked note model inputs such as credit spreads, including collateral spreads, and interest rates are typically observable. Asset-backed CDOs/CLOs are valued based on an evaluation of the market and model input parameters sourced from similar positions as indicated by primary and secondary market activity. Each asset-backed CDO/CLO position is evaluated independently taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures, and liquidity. Cash CDOs/CLOs are categorized in Level 2 of the fair value hierarchy when either the credit correlation input is insignificant or comparable market transactions are observable. In instances where the credit correlation input is deemed to be significant or comparable market transactions are unobservable, cash CDOs/CLOs are categorized in Level 3 of the fair value hierarchy.

Mortgage Loans

Mortgage loans are valued using observable prices based on transactional data or third-party pricing for identical or comparable instruments, when available. Where position-specific external prices are not observable, the Company estimates fair value based on benchmarking to prices and rates observed in the primary market for similar loan or borrower types or based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved or a methodology that utilizes the capital structure and credit spreads of recent comparable securitization transactions. Mortgage loans valued based on observable market data for identical or comparable instruments are categorized in Level 2 of the fair value hierarchy. Where observable prices are not available, due to the subjectivity involved in the comparability assessment related to mortgage loan vintage, geographical concentration, prepayment speed and projected loss assumptions, mortgage loans are categorized in Level 3 of the fair value hierarchy. Mortgage loans are presented within Loans and lending commitments in the fair value hierarchy table.

Corporate Equities

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Unlisted Equity Securities

Unlisted equity securities are valued based on an assessment of each underlying security, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable company transactions, trading multiples and changes in market outlook, among other factors. These securities are generally categorized in Level 3 of the fair value hierarchy.

Fund Units

Listed fund units are generally marked to the exchange-traded price or net asset value ("NAV") and are categorized in Level 1 of the fair value hierarchy if actively traded on an exchange or in Level 2 of the fair value hierarchy if trading is not active. Unlisted fund units are generally marked to NAV and categorized as Level 2; however, positions that are not redeemable at the measurement date or in the near future are categorized in Level 3 of the fair value hierarchy.

Derivative Contracts

Listed Derivative Contracts

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in Level 2 of the fair value hierarchy.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, credit standing of reference entities, or equity prices.

Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be either observed or modeled using a series of techniques and model inputs from comparable benchmarks, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, and simulation models or a combination thereof. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgment, and the pricing inputs are observed from actively quoted markets, as is the case for generic interest rate swaps, certain option contracts and certain credit default swaps. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. A substantial majority of OTC derivative products valued by the Company using pricing models fall into this category and are categorized in Level 2 of the fair value hierarchy; otherwise, they are categorized in Level 3 of the fair value hierarchy.

For further information on the valuation techniques for OTC derivative products, see Note 2.

For further information on derivative instruments, see Note 10.

Investments

The Company's investments include direct investments in equity securities as well as investments in hedge funds. Initially, the transaction price is generally considered by the Company as the exit price and is the Company's best estimate of fair value.

After initial recognition, in determining the fair value of non-exchange-traded externally managed funds, the Company generally considers the NAV of the fund provided by the fund manager to be the best estimate of fair value. For non-exchange-traded investments held directly, fair value after initial recognition is based on an assessment of each underlying investment, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable company transactions, trading multiples and changes in market outlook, among other factors. Exchange-traded direct equity investments are generally valued based on quoted prices from the exchange.

Exchange-traded direct equity investments that are actively traded are categorized in Level 1 of the fair value hierarchy. Non-exchange-traded direct equity investments and investments in private equity funds are generally categorized in Level 3 of the fair value hierarchy. Investments in hedge funds that are redeemable at the measurement date or in the near future are categorized in Level 2 of the fair value hierarchy; otherwise, they are categorized in Level 3 of the fair value hierarchy.

Other Short-term Borrowings and Other liabilities

Other short-term borrowings and Other liabilities include hybrid financial instruments with embedded derivatives. See the Derivative Contracts section above for a description of the valuation technique applied to the Company's Other short-term borrowings and Other liabilities.

Reverse Repurchase Agreements and Repurchase Agreements

The fair value of a reverse repurchase agreement or repurchase agreement is computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and

collateral funding spreads, which are estimated using various benchmarks, interest rate yield curves and option volatilities. In instances where the unobservable inputs are deemed significant, reverse repurchase agreements and repurchase agreements are categorized in Level 3 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2014. See Note 2 for a discussion of the Company's policies regarding the fair value hierarchy.

Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2014

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter-party and Cash Collateral Netting	Balance at December 31, 2014
Assets:					
Financial instruments owned:					
U.S. government and agency securities:					
U.S. Treasury securities	$ 13,875	$ -	$ -	$ -	$ 13,875
U.S. agency securities	850	18,036	-	-	18,886
Total U.S. government and agency securities	14,725	18,036	-	-	32,761
Other sovereign government obligations	1,255	554	3	-	1,812
Corporate and other debt:					
State and municipal securities	-	1,970	-	-	1,970
Residential mortgage-backed securities	-	1,101	10	-	1,111
Commercial mortgage-backed securities	-	1,347	83	-	1,430
Asset-backed securities	-	377	59	-	436
Corporate bonds	-	7,709	59	-	7,768
Collateralized debt and loan obligations	-	564	1,039	-	1,603
Loans	-	-	75	-	75
Other debt	-	213	132	-	345
Total corporate and other debt	-	13,281	1,457	-	14,738
Corporate equities[1]	24,570	728	52	-	25,350
Derivative contracts:					
Interest rate contracts	288	1,333	-	-	1,621
Credit contracts	-	402	-	-	402
Foreign exchange contracts	19	13,499	-	-	13,518
Equity contracts	237	8,118	407	-	8,762
Netting[2]	(391)	(20,777)	(274)	(2,035)	(23,477)
Total derivative contracts	153	2,575	133	(2,035)	826
Investments	-	31	43	-	74
Total financial instruments owned	$ 40,703	$ 35,205	$ 1,688	$ (2,035)	$ 75,561
Securities received as collateral, at fair value	23,468	12	-	-	23,480
Securities purchased under agreements to resell	-	1,113	-	-	1,113

(1) The Company holds or sells short for trading purposes equity securities issued by entities in diverse industries and of varying size.

(2) For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Counterparty and Cash Collateral Netting." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments, see Note 10.

Liabilities:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Counter-party and Cash Collateral Netting	Balance at December 31, 2014
Short-term borrowings - Other	$ -	$ 94	$ -	$ -	$ 94
Financial instruments sold, not yet purchased:					
U.S. government and agency securities:					
U.S. Treasury securities	12,208	-	-	-	12,208
U.S. agency securities	1,274	83	-	-	1,357
Total U.S. government and agency securities	13,482	83	-	-	13,565
Other sovereign government obligations	241	394	-	-	635
Corporate and other debt:					
Corporate bonds	-	3,763	-	-	3,763
Other debt	-	9	5	-	14
Total corporate and other debt	-	3,772	5	-	3,777
Corporate equities[1]	3,782	12	-	-	3,794
Derivative contracts:					
Interest rate contracts	341	1,011	-	-	1,352
Credit contracts	-	320	-	-	320
Foreign exchange contracts	8	13,467	-	-	13,475
Equity contracts	219	10,602	811	-	11,632
Netting[2]	(391)	(20,777)	(274)	(1,202)	(22,644)
Total derivative contracts	177	4,623	537	(1,202)	4,135
Total financial instruments sold, not yet purchased	$ 17,682	$ 8,884	$ 542	$ (1,202)	$ 25,906
Obligation to return securities received as collateral, at fair value	25,597	14	-	-	25,611
Securities sold under agreements to repurchase	-	459	153	-	612
Other secured financings	-	63	39	-	102
Other liabilities	-	172	-	-	172

(1) The Company holds or sells short for trading purposes equity securities issued by entities in diverse industries and of varying size.
(2) For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Counterparty and Cash Collateral Netting." For contracts with the same counterparty, counterparty netting among positions classified within the same level is included within that level. For further information on derivative instruments, see Note 10.

Transfers Between Fair Value Hierarchy Levels

For assets and liabilities that were transferred between during 2014, fair values are ascribed as if the assets or liabilities had been transferred as of January 1, 2014.

Financial instruments owned—Corporate equities and Financial instruments sold not yet purchased—Corporate equities. During 2014, the Company reclassified approximately $171 of certain Corporate equity assets and approximately $17 of Corporate equity liabilities from Level 1 to Level 2 as transactions in these securities did not occur with sufficient frequency and volume to constitute an active market.

The Company also reclassified approximately $41 of Corporate equity assets from Level 2 to Level 1 as transactions in these securities occurred with sufficient frequency and volume to constitute an active market.

Financial instruments owned—Derivative contracts and Financial instruments sold, not yet purchased—Derivative contracts. During 2014, the Company reclassified approximately $114 of derivative assets and approximately $113 of derivative liabilities from Level 1 to Level 2 as transactions in these contracts did not occur with sufficient frequency and volume to constitute an active market.

The Company also reclassified approximately $111 of derivative assets and approximately $95 of derivative liabilities from Level 2 to Level 1 as these listed derivatives became actively traded and were valued based on quoted prices from exchanges.

Financial instruments owned-Corporate and other debt. During 2014, the Company reclassified approximately $43 of certain Corporate and other debt, primarily CDOs and corporate bonds, from Level 3 to Level 2. The Company reclassified these CDOs and corporate bonds as external prices and/or spread inputs for these instruments became observable and certain unobservable inputs were deemed insignificant to the overall measurement.

Quantitative Information about and Sensitivity of Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements at December 31, 2014

The disclosures below provide information on the valuation techniques, significant unobservable inputs and their ranges and averages for each major category of assets and liabilities measured at fair value on a recurring basis with a significant Level 3 balance. The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory. Further, the range of unobservable inputs may differ across firms in the financial services industry because of diversity in the types of products included in each firm's inventory. The following disclosures also include qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Balance at December 31, 2014	Valuation Technique(s)	Significant Unobservable Input(s) / Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range[1]	Averages[2]
Assets					
Financial instruments owned:					
Corporate and other debt:					
Commercial mortgage-backed securities	$83	Comparable pricing	Comparable bond price/ (A)	0 to 12 points	1 point
Asset-backed securities	59	Comparable pricing	Comparable bond price/ (A)	1 to 34 points	21 points
Corporate bonds	59	Comparable pricing [3]	Comparable bond price/ (A)	3 to 131 points	64 points
		Option model	At the market volatility/ (C)	18 to 33%	28%
Collateralized debt and loan obligations	1,039	Comparable pricing [3]	Comparable bond price/ (A)	20 to 105 points	66 points
		Correlation model	Credit correlation/ (B)	47 to 65%	61%
Loans	75	Comparable pricing	Comparable loan price/ (A)	85 to 104 points	99 points
Other debt	132	Option model[3]	At the market volatility/ (A)	17%	17%
		Comparable pricing	Comparable loan price/ (A)	0 to 10 points	1 point
Corporate equities	52	Comparable pricing	Comparable equity price/ (A)	100%	100%
		Comparable pricing[3]	Comparable price/ (A)	83 to 96%	85%
		Market approach	EBITDA/ (A)	6 to 8 times	7 times
Net derivative contracts:					
Equity contracts	(404)	Option model	At the money volatility/ (A)(D)	16 to 46%	33%
			Volatility skew/ (A)(D)	-2 to -1%	-1%
Investments[4]	29	Market approach	EBITDA multiple/ (A)	5 times	5 times
Liabilities					
Securities sold under agreements to repurchase	153	Discounted cash flow	Funding spread/ (A)	75 to 91 basis points	86 basis points
Other secured financing	39	Comparable pricing	Comparable bond price/ (A)	99 to 101 points	100 points

EBITDA- Earnings before interest, taxes, depreciation and amortization

(1) The ranges of significant unobservable inputs are represented in points, percentages, basis points or times. Points are a percentage of par; for example, 12 points would be 12% of par. A basis point equals 1/100th of 1%; for example, 75 basis points would equal 0.75%.

(2) Amounts represent weighted averages. Weighted averages are calculated by weighting each input by the fair value of the respective financial instruments except for derivative instruments, corporate bonds, collateralized debt and loan obligations and other debt where some or all inputs are weighted by risk.

(3) This is the predominant valuation technique for this major asset or liability class.

(4) Investments in funds measured using an unadjusted NAV are excluded.

Sensitivity of the fair value to changes in the unobservable inputs:

(A) Significant increase (decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement.

(B) Significant changes in credit correlation may result in a significantly higher or lower fair value measurement. Increasing (decreasing) correlation drives a redistribution of risk within the capital structure such that junior tranches become less (more) risky and senior tranches become more (less) risky.

(C) Significant increase (decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value measurement.

(D) There are no predictable relationships between the significant unobservable inputs.

The following provides a description of significant unobservable inputs included in the December 31, 2014 tables above for all major categories of assets and liabilities:

Comparable bond price— a pricing input used when prices for the identical instrument are not available. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond, then adjusting that yield (or spread) to derive a value for the bond. The adjustment to yield (or spread) should account for relevant differences in the bonds such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and bond being valued in order to establish the value of the bond. Additionally, as the probability of default increases for a given bond (i.e., as the bond becomes more distressed), the valuation of that bond will increasingly reflect its expected recovery level assuming default. The decision to use price-to-price or yield/spread comparisons largely reflects trading market convention for the financial instruments in question. Price-to-price comparisons are primarily employed for CMBS, ABS, CDOs, CLOs and distressed corporate bonds. Implied yield (or spread over a liquid benchmark) is utilized predominately for non-distressed corporate bonds.

Comparable equity price—a price derived from equity raises, share buybacks and external bid levels, etc. A discount or premium may be included in the fair value estimate.

Volatility—the measure of the variability in possible returns for an instrument given how much that instrument changes in value over time. Volatility is a pricing input for options and, generally, the lower the volatility, the less risky the option. The level of volatility used in the valuation of a particular option depends on a number of factors, including the nature of the risk underlying that option (*e.g.*, the volatility of a specific underlying equity security may be significantly different from one another), the tenor and the strike price of the option.

Correlation—a pricing input where the payoff is driven by more than one underlying risk. Correlation is a measure of the relationship between the movements of two variables (i.e., how the change in one variable influences a change in the other variable). Credit correlation, for example, is the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations.

EBITDA multiple— the ratio of the Enterprise Value to EBITDA, where the Enterprise Value is the aggregate value of equity and debt minus cash and cash equivalents. The EBITDA multiple reflects the value of the company in terms of its full-year EBITDA. The EBITDA multiple allows comparison between companies from an operational perspective as the effect of capital structure, taxation and depreciation/amortization is excluded.

Volatility skew—the measure of the difference in implied volatility for options with identical underliers and expiry dates but with different strikes. The implied volatility for an option with a strike price that is above or below the current price of an underlying asset will typically deviate from the implied volatility for an option with a strike price equal to the current price of that same underlying asset.

Funding spread—the difference between the general collateral rate (which refers to the rate applicable to a broad class of U.S. Treasury issuances) and the specific collateral rate (which refers to the rate applicable to a specific type of security pledged as collateral, such as a municipal bond). Repurchase agreements are discounted based on collateral curves. The curves are constructed as spreads over the corresponding overnight index swap ("OIS")/ LIBOR curves, with the short end of the curve representing spreads over the corresponding OIS curves and the long end of the curve representing spreads over LIBOR.

Fair Value of Investments That Calculate NAV

The following table presents information solely about the Company's investments in hedge funds measured at fair value based on NAV at December 31, 2014. There were no unfunded commitments at December 31, 2014.

	Fair Value
Hedge funds:[1]	
Long-short equity hedge funds	$ 7
Multi-strategy hedge funds	38
Total	$ 45

(1) Long-short equity hedge funds are redeemable at least on a three-month basis, with a notice period of 90 days or less. At December 31, 2014, approximately 78% of the fair value amount of multi-strategy hedge funds was redeemable at least quarterly and approximately 22% of these funds have a redemption frequency of greater than six months. The notice period for multi-strategy hedge funds was primarily within 90 days.

Hedge Funds

Investments in hedge funds may be subject to initial period lock-up restrictions or gates. A hedge fund lock-up provision is a provision that provides that, during a certain initial period, an investor may not make a withdrawal from the fund. The purpose of a gate is to restrict the level of redemptions that an investor in a particular hedge fund can demand on any redemption date.

Long-Short Equity Hedge Funds

Amount includes investments in hedge funds that invest, long or short, in equities. Equity value and growth hedge funds purchase stocks perceived to be undervalued and sell stocks perceived to be overvalued. At December 31, 2014, none of the investments in this category are subject to initial period lock-up restrictions.

Multi-strategy Hedge Funds

Amount includes investments in hedge funds that pursue multiple strategies to realize short- and long-term gains. Management of the hedge funds has the ability to overweight or underweight different strategies to best capitalize on current investment opportunities. At December 31, 2014, none of the investments in this category are subject to initial period lock-up restrictions or exit restrictions.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's consolidated statement of financial condition. The table below excludes certain financial instruments such as equity method investments and all non-financial assets and liabilities.

The carrying value of cash and cash equivalents, including other short-term financial instruments such as reverse repurchase agreements, Securities borrowed, repurchase agreements, Securities loaned, certain receivables and payables arising in the ordinary course of business, Short-term borrowings, certain Other secured financings, Other assets and Other Liabilities and accrued expenses approximate fair value because of the relatively short period of time between their origination and expected maturity.

For longer-dated reverse repurchase agreements, Securities borrowed, repurchase agreements, Securities loaned and Other secured financings, fair value is determined using a standard cash flow discounting

methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks and interest rate yield curves.

The fair value of Subordinated liabilities is generally determined based on transactional data or third party pricing for identical or comparable instruments, when available. Where position-specific external prices are not observable, fair value is determined based on current interest rates and credit spreads for debt instruments with similar terms and maturity.

Financial Instruments Not Measured At Fair Value at December 31, 2014

	At December 31, 2014		Fair Value Measurements Using:		
	Carrying Value	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Cash and cash equivalents	$ 1,378	$ 1,378	$ 1,378	$ -	$ -
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements	18,523	18,523	18,523	-	-
Securities purchased under agreements to resell	62,207	62,185	-	62,140	45
Securities borrowed	131,068	131,068	-	131,068	-
Receivables: (1)					
Customers	13,114	13,114	-	13,114	-
Brokers, dealers and clearing organizations	2,718	2,718	-	2,718	-
Fees and other	12,459	12,459	-	12,459	-
Affiliates	755	755	-	755	-
Other assets(2)	203	203	-	203	-
Financial Liabilities:					
Short-term borrowings:					
Affiliates	$ 5,662	$ 5,662	$ -	$ 5,662	$ -
Other	10	10	-	10	-
Securities sold under agreements to repurchase	107,403	107,445	-	103,867	3,578
Securities loaned	32,283	32,285	-	31,781	504
Other secured financings	2,332	2,337	-	1,762	575
Payables:(1)					
Customers	117,946	117,946	-	117,946	-
Brokers, dealers and clearing organizations	4,587	4,587	-	4,587	-
Other liabilities and accrued expenses(2)	3,500	3,500	-	3,500	-
Subordinated liabilities	10,000	10,216	-	10,216	-

(1) Accrued interest and dividend receivables and payables where carrying value approximates fair value have been excluded.
(2) Other assets and Other liabilities and accrued expenses exclude certain items that do not meet the definition of a financial instrument. Other liabilities and accrued expenses also excludes certain financial instruments that are not in scope.

Note 5 - Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral held by the Company against the net amount owed by the counterparty. The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation), although in certain cases the Company may agree for such collateral to be posted to a third-party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

The following table presents information about the offsetting of these instruments and related collateral amounts. For information related to offsetting of derivatives, see Note 10.

	At December 31, 2014				
	Gross Amounts[1]	Amounts Offset in the Consolidated Statement of Financial Condition[2]	Net Amounts Presented in the Consolidated Statement of Financial Condition	Financial Instruments Not Offset in the Consolidated Statement of Financial Condition[3]	Net Exposure
Assets					
Securities purchased under agreement to resell	$ 104,200	$ (40,880)	$ 63,320	$ (55,413)	$ 7,907
Securities borrowed	131,068	-	131,068	(126,061)	5,007
Liabilities					
Securities sold under agreement to repurchase	$ 148,895	$ (40,880)	$ 108,015	$ (94,668)	$ 13,347
Securities loaned	32,283	-	32,283	(31,827)	456

(1) Amounts include $7,781 of Securities purchased under agreement to resell, $662 of Securities borrowed, $13,210 of Securities sold under agreement to repurchase and $436 of Securities loaned which are either not subject to master netting agreements or collateral agreements or are subject to such agreements but the Company has not determined the agreements to be legally enforceable.

(2) Amounts relate to master netting agreements and collateral agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

(3) Amounts relate to master netting agreements and collateral agreements, which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

The Company also engages in margin lending to clients that allows the client to borrow against the value of qualifying securities and is included within Customer receivables in the Company's consolidated statement of financial condition. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, other sovereign government obligations, corporate and other debt, and corporate equities. Customer receivables generated from

margin lending activities are collateralized by customer-owned securities held by the Company. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. Margin loans are extended on a demand basis and are not committed facilities. Factors considered in the review of margin loans are the amount of the loan, the intended purpose, the degree of leverage being employed in the account, and overall evaluation of the portfolio to ensure proper diversification or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies to reduce risk. Additionally, transactions relating to concentrated or restricted positions require a review of any legal impediments to liquidation of the underlying collateral. Underlying collateral for margin loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis and an evaluation of industry concentrations. For these transactions, adherence to the Company's collateral policies significantly limits the Company's credit exposure in the event of a customer default. The Company may request additional margin collateral from customers, if appropriate, and, if necessary, may sell securities that have not been paid for or purchase securities sold but not delivered from customers. At December 31, 2014, there was approximately $11,008 of customer margin loans outstanding.

Other secured financings include the liabilities related to transfers of financial assets that are accounted for as financings rather than sales, consolidated VIEs where the Company is deemed to be the primary beneficiary, and certain equity-linked notes and other secured borrowings. These liabilities are generally payable from the cash flows of the related assets accounted for as Financial instruments owned (see Note 6 and 8).

The Company pledges its financial instruments owned to collateralize repurchase agreements and other secured financings. Pledged financial instruments that can be sold or repledged by the secured party are identified as Financial instruments owned (pledged to various parties) in the Company's consolidated statement of financial condition. The carrying value and classification of financial instruments owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge the collateral at December 31, 2014 were as follows:

Financial instruments owned:		
U.S. government and agency securities	$	11,700
Corporate and other debt		3,965
Corporate equities		5,980
Total	$	21,645

The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed and derivative transactions, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending and derivative transactions or for delivery to counterparties to cover short positions. The Company additionally receives securities as collateral in connection with certain securities-for-securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the consolidated statement of financial condition. At December 31, 2014, the total fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $399,442 and the fair value of the portion that had been sold or repledged was $326,272.

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 9% of the Company's total assets at December 31, 2014. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements or bonds borrowed, which together represented approximately 29% of the Company's total assets at December 31, 2014, consist of securities issued by the U.S. government, federal agencies or other sovereign government obligations. Positions taken and commitments made by the Company, including positions taken and underwriting and financing commitments made in connection with its private equity, principal investment and lending activities, often involve substantial amounts and significant exposure to individual issuers and businesses, including non-investment grade issuers.

At December 31, 2014, cash and securities of $18,523 and $14,627, respectively, were deposited with clearing organizations or segregated under federal and other regulations or requirements. Securities deposited with clearing organizations or segregated under federal and other regulations or requirements are sourced from reverse repurchase agreements and Financial instruments owned in the Company's consolidated statement of financial condition.

Note 6 – Variable Interest Entities and Securitization Activities

The Company is involved with various special purpose entities ("SPEs") in the normal course of business. In most cases, these entities are deemed to be VIEs.

The Company applies accounting guidance for consolidation of VIEs to certain entities in which equity investors do not have characteristics of a controlling financial interest. Except for certain asset management entities, the primary beneficiary of a VIE is the party that both (1) has the power to direct the activities of a VIE that most significantly affect the VIE's economic performance and (2) has an obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. The Company consolidates entities of which it is the primary beneficiary.

The Company's variable interests in VIEs include debt and equity interests, commitments, guarantees, derivative instruments and certain fees. The Company's involvement with VIEs arises primarily from:

- Interests purchased in connection with market-making activities and retained interests held as a result of securitization activities, including re-securitization transactions.
- Residual interests retained in connection with municipal bond securitizations.
- Structuring of credit-linked notes ("CLN") or other asset-repackaged notes designed to meet the investment objectives of clients.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE's structure and activities, the power to make significant economic decisions held by the Company and by other parties, and the variable interests owned by the Company and other parties.

The power to make the most significant economic decisions may take a number of different forms in different types of VIEs. The Company considers servicing or collateral management decisions as representing the power to make the most significant economic decisions in transactions such as securitizations or CDOs. As a result, the Company does not consolidate securitizations or CDOs for which it does not act as the servicer or collateral manager unless it holds certain other rights to replace the servicer or collateral manager or to require the liquidation of the entity. If the Company serves as servicer or collateral manager, or has certain other rights described in the previous sentence, the Company analyzes the interests in the VIE that it holds and consolidates only those VIEs for which it holds a potentially significant interest of the VIE.

The structure of securitization vehicles and CDOs is driven by several parties, including loan seller(s) in securitization transactions, the collateral manager in a CDO, one or more rating agencies, a financial guarantor in some transactions and the underwriter(s) of the transactions, who serve to reflect specific investor demand. In addition, subordinate investors, such as the "B-piece" buyer (i.e., investors in most subordinated bond classes) in commercial mortgage backed securitizations or equity investors in CDOs, can influence whether specific loans are excluded from a CMBS transaction or investment criteria in a CDO.

For many transactions, such as re-securitization transactions, CLNs and other asset-repackaged notes, there are no significant economic decisions made on an ongoing basis. In these cases, the Company focuses its analysis on decisions made prior to the initial closing of the transaction and at the termination of the transaction. Based upon factors, which include an analysis of the nature of the assets, including whether the assets were issued in a transaction sponsored by the Company and the extent of the information available to the Company and to investors, the number, nature and involvement of investors, other rights held by the Company and investors, the standardization of the legal documentation and the level of continuing involvement by the Company, including the amount and type of interests owned by the Company and by other investors, the Company concluded in most of these transactions that decisions made prior to the initial closing were shared between the Company and the initial investors. The Company focused its control decision on any right held by the Company or investors related to the termination of the VIE. Most re-securitization transactions, CLNs and other asset-repackaged notes have no such termination rights.

The Company accounts for the assets held by the entities primarily in Financial instruments owned and the liabilities of the entities as Other secured financings in the consolidated statement of financial condition. The assets and liabilities are measured at fair value.
The following table presents information at December 31, 2014 about VIEs that the Company consolidates. Consolidated VIE assets and liabilities are presented after intercompany eliminations and include assets financed on a non-recourse basis.

	Assets	Liabilities
Mortgage and Asset-Backed Securitizations	$ 75	$ 63

The Company has no additional maximum exposure to losses on assets not recognized in its consolidated statement of financial condition as of December 31, 2014.

The following table presents information about certain non-consolidated VIEs in which the Company had variable interests at December 31, 2014. The table includes all VIEs in which the Company has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria. Most of the VIEs included in the table below are sponsored by unrelated parties; the Company's involvement generally is the result of the Company's secondary market-making activities.

	At December 31, 2014			
	Mortgage and Asset-Backed Securitizations	Collateralized Debt Obligations	Municipal Tender Option Bonds	Other
VIE assets that the Company does not consolidate (unpaid principal balance)(1)	$ 52,009	$ 16,389	$ 92	$ 186
Total maximum exposure to loss:				
Debt and equity interests (2)	$ 1,772	$ 1,031	$ 13	$ 119
Total carrying value of exposure to loss—Assets:				
Debt and equity interests(2)	$ 1,772	$ 1,031	$ 13	$ 119

(1) Mortgage and asset-backed securitizations include VIE assets as follows: $11,503 of residential mortgages; $34,211 of commercial mortgages; $1,344 of U.S. agency collateralized mortgage obligations; and $4,951 of other consumer or commercial loans.

(2) Mortgage and asset-backed securitizations include VIE debt and equity interests as follows: $611 of residential mortgages; $523 of commercial mortgages; $441 of U.S. agency collateralized mortgage obligations; and $197 of other consumer or commercial loans.

The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that the Company may utilize to hedge these risks associated with the Company's variable interests. In addition, the Company's maximum exposure to loss is not reduced by the amount of collateral held as part of a transaction with the VIE or any party to the VIE directly against a specific exposure to loss.

Securitization transactions generally involve VIEs. Primarily as a result of its secondary market-making activities, the Company owned additional securities issued by securitization SPEs for which the maximum exposure to loss is less than specific thresholds. These additional securities totaled $3,308 at December 31, 2014. These securities were either retained in connection with transfers of assets by the Company, or acquired in connection with secondary market-making activities. Securities issued by securitization SPEs consist of $543 of securities backed primarily by residential mortgage loans, $1,186 of securities backed by U.S. agency collateralized mortgage obligations, $905 of securities backed by commercial mortgage loans, $443 of securities backed by CDO or CLO and $231 backed by other consumer loans, such as credit card receivables, automobile loans and student loans. The Company's primary risk exposure is to the securities issued by the SPE owned by the Company, with the risk highest on the most subordinate class of beneficial interests. These securities generally are included in Financial instruments owned-Corporate and other debt and are measured at fair value (see Note4). The Company does not provide additional support in these transactions through contractual facilities, such as liquidity facilities, guarantees, or similar derivatives. The Company's maximum exposure to loss generally equals the fair value of the securities owned.

The Company's transactions with VIEs primarily includes securitizations, municipal tender option bond trusts, credit protection purchased through CLNs, and collateralized loan and debt obligations. Such activities are further described below.

Securitization Activities

In a securitization transaction, the Company transfers assets (generally commercial or residential mortgage loans or U.S. agency securities) to an SPE, sells to investors most of the beneficial interests, such as notes or certificates, issued by the SPE, and in many cases, retains other beneficial interests. The purchase of the transferred assets by the SPE is financed through the sale of these interests.

Although not obligated, the Company generally makes a market in the securities issued by SPEs in these transactions. As a market maker, the Company offers to buy these securities from, and sell these securities to, investors. Securities purchased through these market-making activities are not considered to be retained interests, although these beneficial interests generally are included in Financial instruments owned- Corporate and other debt and are measured at fair value.

Municipal Tender Option Bond Trusts

In a municipal tender option bond transaction, the Company, generally on behalf of a client, transfers a municipal bond to a trust. The trust issues short-term securities that the Company, as the remarketing agent, sells to investors. The client retains a residual interest. The short-term securities are supported by a liquidity facility pursuant to which the investors may put their short-term interests. In some programs, an affiliate of the Company provides this liquidity facility; in most programs, a third-party provider will provide such liquidity facility. The Company may purchase short-term securities in its role as remarketing agent. The client can generally terminate the transaction at any time. The liquidity provider can generally terminate the transaction upon the occurrence of certain events. When the transaction is terminated, the municipal bond is generally sold or returned to the client. Any losses suffered by the liquidity provider upon the sale of the bond are the responsibility of the client. This obligation generally is collateralized. Liquidity facilities provided to municipal tender option bond trusts generally are provided by affiliates of the Company. The Company consolidates any municipal tender option bond trusts in which it holds the residual interest. No such trust was consolidated at December 31, 2014.

Credit Linked Notes

In a CLN transaction, the Company transfers assets (generally high quality securities or money market investments) to an SPE. An affiliate of the Company enters into a derivative transaction in which the SPE writes protection on an unrelated reference asset or group of assets, through a credit default swap, a total return swap or similar instrument, and sells to investors the securities issued by the SPE. In some transactions, an affiliate of the Company may also enter into interest rate or currency swaps with the SPE. Upon the occurrence of a credit event related to the reference asset, the SPE will deliver collateral securities as the payment to the affiliate of the Company that serves as the derivative counterparty. These transactions are designed to provide investors with exposure to certain credit risk on the reference asset. In some transactions, the assets and liabilities of the SPE are recognized in the Company's consolidated statement of financial condition. In other transactions, the transfer of the collateral securities is accounted for as a sale of assets, and the SPE is not consolidated. The structure of the transaction determines the accounting treatment. CLNs are included in Other in the above VIE tables.

The derivatives in CLN transactions consist of total return swaps, credit default swaps or similar contracts in which an affiliate of the Company has purchased protection on a reference asset or group of assets. Payments by the SPE are collateralized.

Collateralized Loan and Debt Obligations

A collateralized loan obligation ("CLO") or a CDO is an SPE that purchases a pool of assets, consisting of corporate loans, corporate bonds, asset-backed securities or synthetic exposures on similar assets through derivatives, and issues multiple tranches of debt and equity securities to investors. The Company underwrites the securities issued in CLO transactions on behalf of unaffiliated sponsors and provides advisory services to these unaffiliated sponsors. The Company sells corporate loans to many of these SPEs, in some cases representing a significant portion of the total assets purchased. If necessary, the Company may retain unsold securities issued in these transactions. Although not obligated, the Company generally makes a market in the securities issued by SPEs in these transactions. These beneficial interests are included in Financial instruments owned and are measured at fair value.

Transfers of Assets with Continuing Involvement

The following table presents information at December 31, 2014 regarding transactions with SPEs in which the Company, acting as principal, transferred financial assets with continuing involvement and received sales treatment.

	At December 31, 2014			
	Residential Mortgage Loans	Commercial Mortgage Loans	U.S. Agency Collateralized Mortgage Obligations	Credit-Linked Notes and Other
SPE assets (unpaid principal balance)[(1)]	$ 629	$ 3,090	$ 20,826	$ 291
Retained interests (fair value):				
Investment grade	$ -	$ 3	$ 1,019	$ -
Non-investment grade	12	66	-	-
Total retained interests (fair value)	$ 12	$ 69	$ 1,019	$ -
Interests purchased in the secondary market (fair value):				
Investment grade	$ -	$ 33	$ 61	$ -
Non-investment grade	-	6	-	10
Total interests purchased in the secondary market (fair value)	$ -	$ 39	$ 61	$ 10

(1) Amounts include assets transferred by unrelated transferors.

	At December 31, 2014			
	Level 1	Level 2	Level 3	Total
Retained interests (fair value):				
Investment grade	$ -	$ 1,019	$ 3	$ 1,022
Non-investment grade	-	2	76	78
Total retained interests (fair value)	$ -	$ 1,021	$ 79	$ 1,100
Interests purchased in the secondary market (fair value):				
Investment grade	$ -	$ 94	$ -	$ 94
Non-investment grade	-	-	16	16
Total interests purchased in the secondary market (fair value)	$ -	$ 94	$ 16	$ 110

Transferred assets are carried at fair value prior to securitization. The Company may act as underwriter of the beneficial interests issued by these securitization vehicles. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included in the Company's consolidated statement of financial condition at fair value.

Failed Sales

In order to be treated as a sale of assets for accounting purposes, a transaction must meet all of the criteria stipulated in the accounting guidance for the transfer of financial assets. A transfer that fails to meet these criteria is treated as a failed sale. In such cases, the Company continues to recognize the assets in Financial instruments owned, and the Company recognizes the associated liabilities in Other secured financings in the consolidated statement of financial condition.

The assets transferred to unconsolidated VIEs in transactions accounted for as failed sales cannot be removed unilaterally by the Company and are not generally available to the Company. The related liabilities are non-recourse to the Company. In certain other failed sale transactions, the Company has the right to remove assets or provide additional recourse through derivatives such as total return swaps, guarantees or other forms of involvement.

The following table presents information about the carrying value (equal to fair value) of assets and liabilities resulting from transfers of financial assets and liabilities treated by the Company as secured financings at December 31, 2014.

	Assets	Liabilities
Credit-linked notes	$ 47	$ 39

Note 7 – Goodwill

The Company completed its annual goodwill impairment testing on July 1, 2014, which did not indicate any goodwill impairment. Adverse market or economic events could result in impairment charges in future periods.

There have been no changes in the carrying amount of the Company's goodwill during 2014.

Note 8 – Short-Term Borrowings and Other Secured Financings

Short-term Borrowings

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. Such balances consist primarily of intercompany funding from the Ultimate Parent as well as other intercompany payables which settle in the normal course of business. Other short-term borrowings consist of cash overdrafts and other short-term borrowings with affiliates with varying maturities of 12 months or less.

Other Secured Financings

Other secured financings include the liabilities related to transfers of financial assets that are accounted for as financings rather than sales, consolidated VIEs where the Company is deemed to be the primary beneficiary, certain equity-linked notes and other secured borrowings. See Note 6 for further information on other secured financings related to VIEs and securitization activities.

The Company's Other secured financings at December 31, 2014 consisted of the following:

Secured financings with original maturities greater than one year	$	2,145
Secured financings with original maturities one year or less [1]		250
Failed sales, at fair value [2]		39
Total	$	2,434

(1) Amount represents variable rate financings.
(2) For more information on failed sales, see Note 6.

Maturities and Terms: Secured financings with original maturities greater than one year at December 31, 2014 consisted of the following:

	Fixed Rate		Variable Rate[1][2]		Total	
Due in 2015	$	-	$	1,125	$	1,125
Due in 2016		-		950		950
Due in 2017		-		-		-
Due in 2018		-		-		-
Due in 2019		1		-		1
Thereafter		68		1		69
Total	$	69	$	2,076	$	2,145
Weighted average coupon rate at period-end [3]		4.22%		0.82%		0.96%

(1) Variable rate borrowings bear interest based on a variety of indices, including LIBOR.
(2) Amounts include borrowings that are index-linked.
(3) Weighted average coupon was calculated utilizing U.S interest rates.

Maturities and Terms: Failed sales consisted of the following at December 31, 2014:

Due in 2015	$	-
Due in 2016		28
Due in 2017		11
Due in 2018		-
Due in 2019		-
Thereafter		-
Total	$	39

For more information of failed sales, see Note 6.

Note 9 - Subordinated Liabilities

Subordinated liabilities consist of a Cash Subordination Agreement and a Subordinated Revolving Credit Agreement with the Ultimate Parent. The maturity dates, interest rates and par value of the subordinated notes at December 31, 2014 are as follows:

Subordinated Notes	Maturity Date	Interest Rate	Par Value
Cash Subordination Agreement	April 30, 2017	6.55%	$ 2,500
Subordinated Revolving Credit Agreement	April 30, 2017	0.93%	7,500
Total			$ 10,000

Note 10 - Derivative Instruments

The Company trades, makes markets and takes proprietary positions globally in listed futures, OTC swaps, forwards, options and other derivatives referencing, among other things, interest rates, currencies, investment grade and non-investment grade corporate credits, bonds, U.S. and other sovereign securities, emerging market bonds, credit indices, ABS indices, property indices, and mortgage-related and other ABS. The Company uses these instruments for trading, foreign currency exposure management and asset and liability management. The Company does not apply hedge accounting.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (*e.g.*, futures, forwards, swaps and options). The Company manages the market risk associated with its trading activities on a Company-wide basis, on a worldwide trading division level and on an individual product basis.

The Company incurs credit risk as a dealer in OTC derivatives. Credit risk with respect to derivative instruments arises from the potential failure of a counterparty to perform according to the terms of the contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the derivative contracts reported as assets. The fair value of a derivative represents the amount at which the derivative could be exchanged in an orderly transaction between market participants, and is further described in Notes 2 and 4.

In connection with its derivative activities, the Company generally enters into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right, in the event of a default by the counterparty (such as bankruptcy or a failure to pay or perform), to net a counterparty's rights and obligations under the agreement and to liquidate and setoff collateral against any net amount owed by the counterparty. However, in certain circumstances: The Company may not have such an agreement in place; the relevant insolvency regime (which is based on the type of counterparty entity and the jurisdiction of organization of the counterparty) may not support the enforceability of the agreement; or the Company may not have sought legal advice to support the enforceability of the agreement. In cases where the Company has not determined an agreement to be enforceable, the related amounts are not offset in the tabular disclosures below. The Company's policy is generally to receive securities and cash posted as collateral (with rights of rehypothecation), irrespective of the enforceability determination regarding the master netting and collateral agreement. In certain cases the Company may agree for such collateral to be posted to a third-party custodian under a control agreement that enables the Company to take control of such collateral in the event of a counterparty default. The enforceability of the master netting agreement is taken into account in the Company's risk management practices and application of counterparty credit limits. The following tables present information about the offsetting of

derivative instruments and related collateral amounts. See information related to offsetting of certain collateralized transactions in Note 5.

	At December 31, 2014					
				Amounts Not Offset in the Consolidated Statement of Financial Condition[(3)]		
	Gross Amounts[(1)]	Amounts Offset in the Consolidated Statement of Financial Condition[(2)]	Net Amounts Presented in the Consolidated Statement of Financial Condition	Financial Instruments Collateral	Other Cash Collateral	Net Exposure
Derivative assets						
Bilateral OTC	$ 18,313	$ (17,612)	$ 701	$ (59)	$ -	$ 642
Cleared OTC[(4)]	208	(130)	78	-	-	78
Exchange traded	5,782	(5,735)	47	-	-	47
Total derivative assets	$ 24,303	$ (23,477)	$ 826	$ (59)	$ -	$ 767
Derivative liabilities						
Bilateral OTC	$ 20,245	$ (16,779)	$ 3,466	$ (6)	$ (1)	$ 3,459
Cleared OTC[(4)]	207	(130)	77	-	-	77
Exchange traded	6,327	(5,735)	592	-	-	592
Total derivative liabilities	$ 26,779	$ (22,644)	$ 4,135	$ (6)	$ (1)	$ 4,128

(1) Amounts include $349 of derivative assets and $1,497 of derivative liabilities which are either not subject to master netting agreements or collateral agreements or are subject to such agreements but the Company has not determined the agreements to be legally enforceable. See also "Fair Value and Notional of Derivative Instruments" for additional disclosure about gross fair values and notionals for derivative instruments by risk type.

(2) Amounts relate to master netting agreements and collateral agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

(3) Amounts relate to master netting agreements and collateral agreements, which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

(4) Amounts include OTC derivatives that are centrally cleared in accordance with certain regulatory requirements.

Fair Value and Notional of Derivative Instruments. The following table summarizes the fair value of derivative instruments by type of derivative contract and the platform on which these instruments are traded or cleared on a gross basis. Fair values of derivative contracts in an asset position are included in Financial instruments owned. Fair values of derivative contracts in a liability position are reflected in Financial instruments sold, not yet purchased in the consolidated statement of financial condition.

	Derivatives Assets At December 31, 2014							
	Fair Value				Notional			
	Bilateral OTC	Cleared OTC[(2)]	Exchange Traded	Total	Bilateral OTC	Cleared OTC[(2)]	Exchange Traded	Total
Derivatives contracts [(1)]:								
Interest rate contracts	$ 1,391	$ 208	$ 22	$ 1,621	$ 109,474	$ 58,978	$ 108,479	$ 276,931
Credit contracts	402	-	-	402	2,925	-	-	2,925
Foreign exchange contracts	13,499	-	19	13,518	452,011	-	2,709	454,720
Equity contracts	3,021	-	5,741	8,762	53,030	-	95,531	148,561
Commodity contracts	-	-	-	-	-	-	2,363	2,363
Total derivatives contracts	$ 18,313	$ 208	$ 5,782	$ 24,303	$ 617,440	$ 58,978	$ 209,082	$ 885,500
Cash collateral netting	(1,970)	-	-	(1,970)	-	-	-	-
Counterparty netting	(15,642)	(130)	(5,735)	(21,507)	-	-	-	-
Total derivative assets	$ 701	$ 78	$ 47	$ 826	$ 617,440	$ 58,978	$ 209,082	$ 885,500

Derivative Liabilities At December 31, 2014								
	Fair Value				Notional			
	Bilateral OTC	Cleared OTC[(2)]	Exchange Traded	Total	Bilateral OTC	Cleared OTC[(2)]	Exchange Traded	Total
Derivatives contracts [(1)]:								
Interest rate contracts	$ 1,122	$ 207	$ 23	$ 1,352	$ 80,686	$ 53,654	$ 227,955	$ 362,295
Credit contracts	320	-	-	320	2,236	-	-	2,236
Foreign exchange contracts	13,467	-	8	13,475	451,170	-	771	451,941
Equity contracts	5,336	-	6,296	11,632	58,549	-	122,926	181,475
Commodity contracts	-	-	-	-	-	-	2,745	2,745
Total derivatives contracts	$ 20,245	$ 207	$ 6,327	$ 26,779	$ 592,641	$ 53,654	$ 354,397	$ 1,000,692
Cash collateral netting	(1,137)	-	-	(1,137)	-	-	-	-
Counterparty netting	(15,642)	(130)	(5,735)	(21,507)	-	-	-	-
Total derivative liabilities	$ 3,466	$ 77	$ 592	$ 4,135	$ 592,641	$ 53,654	$ 354,397	$ 1,000,692

(1) Notional amounts include gross notionals related to open long and short futures contracts of $49,796 and $143,637, respectively. The unsettled fair value on these futures contracts (excluded from the table above) of $261 and $21, is included in Receivables - Brokers, dealers and clearing organizations and Payables - Brokers, dealers and clearing organizations, respectively, in the Company's consolidated statement of financial condition.

(2) Includes OTC derivatives that are centrally cleared in accordance with certain regulatory requirements.

Credit Risk-Related Contingencies

In connection with certain OTC trading agreements, the Company may be required to provide additional collateral or immediately settle any outstanding liability balances with certain counterparties in the event of a credit rating downgrade. At December 31, 2014, the aggregate fair value of OTC derivative contracts that contain credit-risk-related contingent features that are in a net liability position totaled $458, for which the Company has posted collateral of $381, in the normal course of business. The additional collateral or termination payments which may be called in the event of a future credit rating downgrade vary by contract and can be based on ratings by either or both of Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Services ("S&P"). At December 31, 2014, for such OTC trading agreements, the future potential collateral amounts and termination payments that could be called or required by counterparties or exchanges and clearing organizations in the event of one-notch or two-notch downgrade scenarios based on the relevant contractual downgrade triggers were $14 and an incremental $14, respectively. Of these amounts, $5 at December 31, 2014 related to bilateral arrangements between the Company and other parties where upon the downgrade of one party, the downgraded party must deliver collateral to the other party. These bilateral downgrade arrangements are a risk management tool used extensively by the Company as credit exposures are reduced if counterparties are downgraded.

Credit Derivatives and Other Credit Contracts

The Company enters into credit derivatives, principally through credit default swaps, under which it receives or provides protection against the risk of default on a set of debt obligations issued by specified reference entities. A majority of the Company's counterparties are banks, broker-dealers and other financial institutions. The table below summarizes the notional and fair value of protection sold and protection purchased through credit default swaps at December 31, 2014:

	Maximum Potential Payout/Notional			
	Protection Sold		Protection Purchased	
	Notional	Fair Value (Assets)/Liability	Notional	Fair Value (Assets)/Liability
Index and basket credit default swaps	$ 2,189	$ 320	$ 2,972	$ (402)
Total	$ 2,189	$ 320	$ 2,972	$ (402)

The table below summarizes the credit ratings and maturities of protection sold through credit default swaps and other credit contracts at December 31, 2014:

	Protection Sold Maximum Potential Payout/Notional					
	Years to Maturity					Fair Value
Credit ratings of the reference obligation	Less than 1	1-3	3-5	Over 5	Total	(Asset)/ Liability (1)(2)
Index and basket credit default swaps:(3)						
AA	$ -	$ -	$ -	$ 11	$ 11	$ -
Non-investment grade	-	-	-	2,178	2,178	320
Total credit default swaps sold	$ -	$ -	$ -	$ 2,189	$ 2,189	$ 320
Other credit contracts(4)(5)	51	140	-	562	753	(177)
Total credit derivatives and other credit contracts	$ 51	$ 140	$ -	$ 2,751	$ 2,942	$ 143

(1) Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2) Fair value amounts of certain credit default swaps where the Company sold protection have an asset carrying value because credit spreads of the underlying reference entity or entities tightened during the terms of the contracts.
(3) Credit ratings are calculated internally.
(4) Other credit contracts include CLNs, CDOs and credit default swaps that are considered hybrid instruments.
(5) Fair value amount shown represents the fair value of the hybrid instruments.

Index and Basket Credit Default Swaps. Index and basket credit default swaps are credit default swaps that reference multiple names through underlying baskets or portfolios of single name credit default swaps. Generally, in the event of a default on one of the underlying names, the Company will have to pay a pro rata portion of the total notional amount of the credit default index or basket contract. In order to provide an indication of the current payment status or performance risk of these credit default swaps, the weighted average external credit ratings of the underlying reference entities comprising the basket or index were calculated and disclosed.

When external credit ratings are not available, credit ratings are determined based upon an internal methodology.

Credit Protection Sold through CLNs and CDOs. The Company has invested in CLNs and CDOs, which are hybrid instruments containing embedded derivatives, in which credit protection has been sold to the

issuer of the note. If there is a credit event of a reference entity underlying the instrument, the principal balance of the note may not be repaid in full to the Company.

Purchased Credit Protection with Identical Underlying Reference Obligations. For non-tranched index and basket credit default swaps, the Company has purchased protection with a notional amount of $2,259, compared with a notional amount of $1,864 of credit protection sold with identical underlying reference obligations. In order to identify purchased protection with the same underlying reference obligations, the notional amount for individual reference obligations within non-tranched indices and baskets was determined on a pro rata basis and matched off against non-tranched index and basket credit default swaps where credit protection was sold with identical underlying reference obligations.

The purchase of credit protection does not represent the sole manner in which the Company risk manages its exposure to credit derivatives. The Company manages its exposure to these derivative contracts through a variety of risk mitigation strategies, which include managing the credit and correlation risk across non-tranched indices and baskets, and cash positions. Aggregate market risk limits have been established for credit derivatives, and market risk measures are routinely monitored against these limits. The Company may also recover amounts on the underlying reference obligation delivered to the Company under credit default swaps where credit protection was sold.

Note 11 – Commitments, Guarantees and Contingencies

Letters of Credit

The Company has the ability to issue letters of credit which are primarily used to provide collateral for securities and commodities borrowed and to satisfy various margin requirements in lieu of depositing cash or securities with these counterparties. At December 31, 2014, the Company did not have any outstanding letters of credit.

Premises and Equipment

At December 31, 2014, future minimum rental commitments, net of subleases, principally on office rentals were as follows:

Fiscal Year	Gross Amount	Sublease Income	Net Amount
2015	$ 147	$ 5	$ 142
2016	157	6	151
2017	138	4	134
2018	124	3	121
2019	95	3	92
Thereafter	707	3	704
Total	$ 1,368	$ 24	$ 1,344

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy

the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

The Company enters into forward starting reverse repurchase agreements and forward starting securities borrow agreements (agreements that have a trade date as of or prior to December 31, 2014 and settle subsequent to December 31, 2014) that are primarily secured by collateral from U.S. government agency securities and other sovereign government obligations. At December 31, 2014, the Company had commitments to enter into reverse repurchase agreements and securities borrow agreements of $169. At December 31, 2014, the entire balance of these agreements settled within three business days.

Guarantees

The table below summarizes certain information regarding the Company's obligation under guarantee arrangements at December 31, 2014.

	Maximum Potential Payout/Notional					
	Years to Maturity					
Type of Guarantee	Less than 1	1 - 3	3 - 5	Over 5	Total	Carrying Amount (Asset)/ Liability
Credit derivative contracts[1]	$ -	$ -	$ -	$ 2,189	$ 2,189	$ 320
Other credit contracts	51	140	-	562	753	(177)
Non-credit derivative contracts[1]	184,938	13,088	457	1,667	200,150	3,531

(1) Carrying amount of derivatives contracts are shown on a gross basis prior to cash collateral or counterparty netting. For further information on derivative contracts, see Note 10.

The Company has obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying measure (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company's use of guarantees is described below by type of guarantee:

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options, contingent forward contracts and credit default swaps (see Note 10 regarding credit derivatives in which the Company has sold credit protection to the counterparty). Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written foreign currency options, cannot be estimated, as increases in foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee.

Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

The Company records all derivative contracts at fair value. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. For further discussion of the Company's derivative risk management activities (see Note 10).

Exchange/Clearinghouse Member Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's obligations under these rules would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, some clearinghouse rules require members to assume a proportionate share of losses resulting from the clearinghouse's investment of guarantee fund contributions and initial margin, and of other losses unrelated to the default of a clearing member, if such losses exceed the specified resources allocated for such purpose by the clearinghouse. The maximum potential payout under these rules cannot be estimated. The Company has not recorded any contingent liability in its consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a global diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or are in financial distress. These actions have included, but are not limited to, residential mortgage and credit crisis related matters. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by governmental and self-regulatory agencies has increased materially in the financial services industry. As a result, the Company expects that it may become the subject of increased claims for damages and other relief and, while the Company has identified below any individual proceedings where the Company believes a material loss to be reasonably possible and reasonably estimable, there can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be probable or possible and reasonably estimable losses.
The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sales and trading activities, financial products or offerings sponsored, underwritten or sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the

consolidated statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. The Company expects future litigation accruals in general to continue to be elevated and the changes in accruals from period to period may fluctuate significantly, given the current environment regarding government investigations and private litigation affecting global financial services firms, including the Company.

The legal accrual incurred was primarily due to reserve additions related to an agreement reached in principal with the United States Department of Justice, Civil Division and the United States Attorney's Office for the Northern District of California, Civil Division (collectively, the "Civil Division") to pay $2,600 to resolve certain claims that the Civil Division indicated it intended to bring against the Company, as well as reserves related to certain claims that other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force have indicated they intend to bring against the Company.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For certain legal proceedings and investigations, the Company cannot reasonably estimate such losses, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or governmental entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings or investigations in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for a proceeding or investigation.

For certain other legal proceedings and investigations, the Company can estimate reasonably possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses will have a material adverse effect on the Company's consolidated statement of financial condition as a whole, other than the matters referred to in the following paragraphs.

Residential Mortgage and Credit Crisis Related Matters

Regulatory and Governmental Matters

The Company has received subpoenas and requests for information from certain federal and state regulatory and governmental entities, including among others various members of the RMBS Working Group of the Financial Fraud Enforcement Task Force, such as the United States Department of Justice, Civil Division and several state Attorney General's Offices, concerning the origination, financing, purchase, securitization and servicing of subprime and non-subprime residential mortgages and related matters such as RMBS, CDOs, structured investment vehicles ("SIVs") and credit default swaps backed by or referencing mortgage pass-through certificates. These matters, some of which are in advanced stages, include, but are not limited to, investigations related to the Company's due diligence on the loans that it purchased for securitization, the Company's communications with ratings agencies, the Company's disclosures to investors, and the Company's handling of servicing and foreclosure related issues.

On February 25, 2015, the Company reached an agreement in principle with the United States Department of Justice, Civil Division and the United States Attorney's Office for the Northern District of

California, Civil Division (collectively, the "Civil Division") to pay $2,600 to resolve certain claims that the Civil Division indicated it intended to bring against the Company. While the Company and the Civil Division have reached an agreement in principle to resolve this matter, there can be no assurance that the Company and the Civil Division will agree on the final documentation of the settlement.

In May 2014, the California Attorney General's Office ("CAAG"), which is one of the members of the RMBS Working Group, indicated that it has made certain preliminary conclusions that the Company made knowing and material misrepresentations regarding RMBS and that it knowingly caused material misrepresentations to be made regarding the Cheyne SIV, which issued securities marketed to the California Public Employees Retirement System. The CAAG has further indicated that it believes the Company's conduct violated California law and that it may seek treble damages, penalties and injunctive relief. The Company does not agree with these conclusions and has presented defenses to them to the CAAG.

On September 16, 2014, the Virginia Attorney General's Office filed a civil lawsuit, styled *Commonwealth of Virginia ex rel. Integra REC LLC v. Barclays Capital Inc., et al.*, against the Company and several other defendants in the Circuit Court of the City of Richmond related to RMBS. The lawsuit alleges that the Company and the other defendants knowingly made misrepresentations and omissions related to the loans backing RMBS purchased by the Virginia Retirement System ("VRS"). The complaint alleges VRS suffered total losses of approximately $384 on these securities, but does not specify the amount of alleged losses attributable to RMBS sponsored or underwritten by the Company. The complaint asserts claims under the Virginia Fraud Against Taxpayers Act, as well as common law claims of actual and constructive fraud, and seeks, among other things, treble damages and civil penalties. On January 20, 2015, the defendants filed a demurrer to the complaint and a plea in bar seeking dismissal of the complaint.

In October 2014, the Illinois Attorney General's Office ("IL AG") sent a letter to the Company alleging that the Company knowingly made misrepresentations related to RMBS purchased by certain pension funds affiliated with the State of Illinois and demanding that the Company pay the IL AG approximately $88. The Company does not agree with these allegations and has presented defenses to them to the IL AG.

On January 13, 2015, the New York Attorney General's Office ("NYAG"), which is also a member of the RMBS Working Group, indicated that it intends to file a lawsuit related to approximately 30 subprime securitizations sponsored by the Company. NYAG indicated that the lawsuit would allege that the Company misrepresented or omitted material information related to the due diligence, underwriting and valuation of the loans in the securitizations and the properties securing them and indicated that its lawsuit would be brought under the Martin Act. The Company does not agree with NYAG's allegations and has presented defenses to them to NYAG.

Other Litigation

On December 23, 2009, the Federal Home Loan Bank of Seattle filed a complaint against the Company and another defendant in the Superior Court of the State of Washington, styled *Federal Home Loan Bank of Seattle v. Morgan Stanley & Co. Inc., et al.* The amended complaint, filed on September 28, 2010, alleges that defendants made untrue statements and material omissions in the sale to plaintiff of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sold to plaintiff by the Company was approximately $233. The complaint raises claims under the Washington State Securities Act and seeks, among other things, to rescind the plaintiff's purchase of such certificates. On October 18, 2010, defendants filed a motion to dismiss the action. By orders dated June 23, 2011 and July 18, 2011, the court denied defendants'

omnibus motion to dismiss plaintiff's amended complaint and on August 15, 2011, the court denied the Company's individual motion to dismiss the amended complaint. On March 7, 2013, the court granted defendants' motion to strike plaintiff's demand for a jury trial. At December 25, 2014, the current unpaid balance of the mortgage pass-through certificates at issue in this action was approximately $53, and the certificates had not yet incurred actual losses. Based on currently available information, the Company believes it could incur a loss in this action up to the difference between the $53 unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to be indemnified for some of these losses and to an offset for interest received by the plaintiff prior to a judgment.

On March 15, 2010, the Federal Home Loan Bank of San Francisco filed two complaints against the Company and other defendants in the Superior Court of the State of California. These actions are styled *Federal Home Loan Bank of San Francisco v. Credit Suisse Securities (USA) LLC, et al., and Federal Home Loan Bank of San Francisco v. Deutsche Bank Securities Inc. et al.,* respectively. Amended complaints filed on June 10, 2010 allege that defendants made untrue statements and material omissions in connection with the sale to plaintiff of a number of mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The amount of certificates allegedly sold to plaintiff by the Company in these cases was approximately $704 and $276, respectively. The complaints raise claims under both the federal securities laws and California law and seek, among other things, to rescind the plaintiff's purchase of such certificates. On August 11, 2011, plaintiff's federal securities law claims were dismissed with prejudice. The defendants filed answers to the amended complaints on October 7, 2011. On February 9, 2012, defendants' demurrers with respect to all other claims were overruled. On December 20, 2013, plaintiff's negligent misrepresentation claims were dismissed with prejudice. A bellwether trial was scheduled to begin in January 2015. The Company was not a defendant in connection with the securitizations at issue in that trial. On May 23, 2014, plaintiff and the defendants in the bellwether trial filed motions for summary adjudication. On October 15, 2014, these motions were denied. On December 29, 2014 and January 13, 2015, the defendants in the bellwether trial informed the court that they had reached a settlement in principle with plaintiff. At December 25, 2014, the current unpaid balance of the mortgage pass-through certificates at issue in these cases was approximately $283, and the certificates had incurred actual losses of approximately $7. Based on currently available information, the Company believes it could incur a loss for this action up to the difference between the $283 unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, or upon sale, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to be indemnified for some of these losses and to an offset for interest received by the plaintiff prior to a judgment.

On July 15, 2010, China Development Industrial Bank ("CDIB") filed a complaint against the Company, styled *China Development Industrial Bank v. Morgan Stanley & Co. Incorporated et al.,* which is pending in the Supreme Court of the State of New York, New York County ("Supreme Court of NY"). The complaint relates to a $275 credit default swap referencing the super senior portion of the STACK 2006-1 CDO. The complaint asserts claims for common law fraud, fraudulent inducement and fraudulent concealment and alleges that the Company misrepresented the risks of the STACK 2006-1 CDO to CDIB, and that the Company knew that the assets backing the CDO were of poor quality when it entered into the credit default swap with CDIB. The complaint seeks compensatory damages related to the approximately $228 that CDIB alleges it has already lost under the credit default swap, rescission of CDIB's obligation to pay an additional $12, punitive damages, equitable relief, fees and costs. On February 28, 2011, the court denied the Company's motion to dismiss the complaint. Based on currently available information, the Company believes it could incur a loss of up to approximately $240 plus pre- and post-judgment interest, fees and costs.

On October 15, 2010, the Federal Home Loan Bank of Chicago filed a complaint against the Company and other defendants in the Circuit Court of the State of Illinois, styled *Federal Home Loan Bank of Chicago v. Bank of America Funding Corporation et al.* A corrected amended complaint was filed on April 8, 2011. The corrected amended complaint alleges that defendants made untrue statements and material omissions in the sale to plaintiff of a number of mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans and asserts claims under Illinois law. The total amount of certificates allegedly sold to plaintiff by the Company at issue in the action was approximately $203. The complaint seeks, among other things, to rescind the plaintiff's purchase of such certificates. The defendants filed a motion to dismiss the corrected amended complaint on May 27, 2011, which was denied on September 19, 2012. On December 13, 2013, the court entered an order dismissing all claims related to one of the securitizations at issue. After that dismissal, the remaining amount of certificates allegedly issued by the Company or sold to plaintiff by the Company was approximately $78. At December 25, 2014, the current unpaid balance of the mortgage pass-through certificates at issue in this action was approximately $54, and the certificates had not yet incurred actual losses. Based on currently available information, the Company believes it could incur a loss in this action up to the difference between the $54 unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to be indemnified for some of these losses and to an offset for interest received by the plaintiff prior to a judgment.

On July 18, 2011, the Western and Southern Life Insurance Company and certain affiliated companies filed a complaint against the Company and other defendants in the Court of Common Pleas in Ohio, styled *Western and Southern Life Insurance Company, et al. v. Morgan Stanley Mortgage Capital Inc., et al.* An amended complaint was filed on April 2, 2012 and alleges that defendants made untrue statements and material omissions in the sale to plaintiffs of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The amount of the certificates allegedly sold to plaintiffs by the Company was approximately $153. The amended complaint raises claims under the Ohio Securities Act, federal securities laws, and common law and seeks, among other things, to rescind the plaintiffs' purchases of such certificates. On May 21, 2012, the Morgan Stanley defendants filed a motion to dismiss the amended complaint, which was denied on August 3, 2012. The Company filed its answer on August 17, 2012. The Company filed a motion for summary judgment on January 20, 2015. Trial is currently scheduled to begin in July 2015. At December 25, 2014, the current unpaid balance of the mortgage pass-through certificates at issue in this action was approximately $110, and the certificates had incurred actual losses of approximately $2. Based on currently available information, the Company believes it could incur a loss in this action up to the difference between the $110 unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, or upon sale, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to an offset for interest received by the plaintiff prior to a judgment.

On November 4, 2011, the Federal Deposit Insurance Corporation ("FDIC"), as receiver for Franklin Bank S.S.B, filed two complaints against the Company in the District Court of the State of Texas. Each was styled *Federal Deposit Insurance Corporation as Receiver for Franklin Bank, S.S.B v. Morgan Stanley & Company LLC F/K/A Morgan Stanley & Co. Inc.* and alleged that the Company made untrue statements and material omissions in connection with the sale to plaintiff of mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The amount of certificates allegedly underwritten and sold to plaintiff by the Company in these cases was approximately $67 and $35, respectively. The complaints each raised claims under both federal securities law and the Texas Securities Act and each seeks, among other things, compensatory damages associated with plaintiff's purchase of such certificates. On June 7, 2012, the two cases were consolidated. The Company filed a motion for summary judgment and special exceptions, which was denied in substantial part on April 26, 2013. The FDIC filed a second amended consolidated complaint on May 3, 2013. The Company

filed a motion for leave to file an interlocutory appeal as to the court's order denying its motion for summary judgment and special exceptions, which was denied on August 1, 2013. On October 7, 2014, the court denied the Company's motion for reconsideration of the court's order denying its motion for summary judgment and special exceptions and granted its motion for reconsideration of the court's order denying leave to file an interlocutory appeal. On November 21, 2014, the Company filed a motion for summary judgment, which was denied on February 10, 2015. The Texas Fourteenth Court of Appeals denied Morgan Stanley's petition for interlocutory appeal on November 25, 2014. Trial is currently scheduled to begin in July 2015.

On April 25, 2012, The Prudential Insurance Company of America and certain affiliates filed a complaint against the Company and certain affiliates in the Superior Court of the State of New Jersey, styled *The Prudential Insurance Company of America, et al. v. Morgan Stanley, et al.* On October 16, 2012, plaintiffs filed an amended complaint. The amended complaint alleges that defendants made untrue statements and material omissions in connection with the sale to plaintiffs of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sponsored, underwritten and/or sold by the Company is approximately $1,073. The amended complaint raises claims under the New Jersey Uniform Securities Law, as well as common law claims of negligent misrepresentation, fraud, fraudulent inducement, equitable fraud, aiding and abetting fraud, and violations of the New Jersey RICO statute, and includes a claim for treble damages. On March 15, 2013, the court denied the defendants' motion to dismiss the amended complaint. On April 26, 2013, the defendants filed an answer to the amended complaint. On January 2, 2015, the court denied defendants' renewed motion to dismiss the amended complaint. At December 25, 2014, the current unpaid balance of the mortgage pass-through certificates at issue in this action was approximately $605, and the certificates had not yet incurred actual losses. Based on currently available information, the Company believes it could incur a loss in this action up to the difference between the $605 unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to be indemnified for some of these losses and to an offset for interest received by the plaintiff prior to a judgment.

On April 20, 2011, the Federal Home Loan Bank of Boston filed a complaint against the Company and other defendants in the Superior Court of the Commonwealth of Massachusetts styled *Federal Home Loan Bank of Boston v. Ally Financial, Inc. F/K/A GMAC LLC et al.* An amended complaint was filed on June 29, 2012 and alleges that defendants made untrue statements and material omissions in the sale to plaintiff of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly issued by the Company or sold to plaintiff by the Company was allegedly $385. The amended complaint raises claims under the Massachusetts Uniform Securities Act, the Massachusetts Consumer Protection Act and common law and seeks, among other things, to rescind the plaintiff's purchase of such certificates. On May 26, 2011, defendants removed the case to the United States District Court for the District of Massachusetts. On October 11, 2012, defendants filed motions to dismiss the amended complaint, which were granted in part and denied in part on September 30, 2013. The defendants filed an answer to the amended complaint on December 16, 2013. Plaintiff has voluntarily dismissed its claims against the Company with respect to two of the securitizations at issue, such that the remaining amount of certificates allegedly issued by the Company or sold to plaintiff by the Company is approximately $358. At December 25, 2014, the current unpaid balance of the mortgage pass-through certificates at issue in this action was approximately $65, and the certificates had not yet incurred actual losses. Based on currently available information, the Company believes it could incur a loss in this action up to the difference between the $65 unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, or upon sale, plus pre- and post-judgment interest, fees and costs. The Company may be

entitled to be indemnified for some of these losses and to an offset for interest received by the plaintiff prior to a judgment.

On September 23, 2013, the plaintiff in *National Credit Union Administration Board v. Morgan Stanley & Co. Inc., et al.* filed a complaint against the Company and certain affiliates in the United States District Court for the Southern District of New York. The complaint alleges that defendants made untrue statements of material fact or omitted to state material facts in the sale to the plaintiff of certain mortgage pass-through certificates issued by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sponsored, underwritten and/or sold by the Company to plaintiffs was approximately $417. The complaint alleges causes of action against the Company for violations of Section 11 and Section 12(a)(2) of the Securities Act of 1933, violations of the Texas Securities Act, and violations of the Illinois Securities Law of 1953 and seeks, among other things, rescissory and compensatory damages. The defendants filed a motion to dismiss the complaint on November 13, 2013. On January 22, 2014 the court granted defendants' motion to dismiss with respect to claims arising under the Securities Act of 1933 and denied defendants' motion to dismiss with respect to claims arising under Texas Securities Act and the Illinois Securities Law of 1953. On November 17, 2014, the plaintiff filed an amended complaint. On December 15, 2014, defendants answered the amended complaint. At December 25, 2014, the current unpaid balance of the mortgage pass-through certificates at issue in this action was approximately $208, and the certificates had incurred actual losses of $27. Based on currently available information, the Company believes it could incur a loss in this action up to the difference between the $208 unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, or upon sale, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to be indemnified for some of these losses and to an offset for interest received by the plaintiff prior to a judgment.

On May 3, 2013, plaintiffs in *Deutsche Zentral-Genossenschaftsbank AG et al. v. Morgan Stanley et al.* filed a complaint against the Company, certain affiliates, and other defendants in the Supreme Court of NY. The complaint alleges that defendants made material misrepresentations and omissions in the sale to plaintiffs of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sponsored, underwritten and/or sold by the Company to plaintiff was approximately $694. The complaint alleges causes of action against the Company for common law fraud, fraudulent concealment, aiding and abetting fraud, negligent misrepresentation, and rescission and seeks, among other things, compensatory and punitive damages. On June 10, 2014, the court denied defendants' motion to dismiss. On July 10, 2014, the Company filed a renewed motion to dismiss with respect to two certificates at issue in the case. On August 4, 2014, claims regarding two certificates were dismissed by stipulation. After these dismissals, the remaining amount of certificates allegedly issued by the Company or sold to plaintiff by the Company was approximately $644. On October 13, 2014, the Company filed its answer to the complaint. At December 25, 2014, the current unpaid balance of the mortgage pass-through certificates at issue in this action was approximately $294, and the certificates had incurred actual losses of approximately $79. Based on currently available information, the Company believes it could incur a loss in this action up to the difference between the $294 unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, or upon sale, plus pre- and post-judgment interest, fees and costs. The Company may be entitled to be indemnified for some of these losses.

On February 14, 2013, Bank Hapoalim B.M. filed a complaint against the Company and certain affiliates in the Supreme Court of NY, styled *Bank Hapoalim B.M. v. Morgan Stanley et al.* The complaint alleges that defendants made material misrepresentations and omissions in the sale to plaintiff of certain mortgage pass-through certificates backed by securitization trusts containing residential mortgage loans. The total amount of certificates allegedly sponsored, underwritten and/or sold by the Company to plaintiff was approximately $141. The complaint alleges causes of action against the Company for

common law fraud, fraudulent concealment, aiding and abetting fraud, and negligent misrepresentation, and seeks, among other things, compensatory and punitive damages. On April 22, 2014, the defendants' motion to dismiss was denied in substantial part. On August 29, 2014, the Company filed its answer to the complaint, and on September 18, 2014, the Company filed a notice of appeal from the ruling denying defendants' motion to dismiss. At December 25, 2014, the current unpaid balance of the mortgage pass-through certificates at issue in this action was approximately $72, and the certificates had not yet incurred actual losses. Based on currently available information, the Company believes it could incur a loss in this action up to the difference between the $72 unpaid balance of these certificates (plus any losses incurred) and their fair market value at the time of a judgment against the Company, or upon sale, plus pre- and post-judgment interest, fees and costs.

Note 12 – Sales and Trading Activities

Sales and Trading

The Company conducts sales, trading, financing and market-making activities on securities and futures exchanges and in OTC markets around the world. The Company's Institutional Securities sales and trading activities comprise Equity Trading; Fixed Income and Commodities; Clients and Services; Research; and Investments.

The Company's trading portfolios are managed with a view toward the risk and profitability of the portfolios. The following is a discussion of the nature of the equities and fixed income activities conducted by the Company, including the use of derivative products in these businesses, and the Company's primary risks: market risk, credit risk and operational risk policies and procedures covering these activities.

Equities

The Company acts as a principal (including as a market-maker) and agent in executing transactions globally in equity and equity-related products, including common stock, American Depositary Receipts ("ADRs"), global depositary receipts and exchange-traded funds.

The Company's equity derivatives sales, trading and market-making activities cover equity-related products globally, including equity swaps, options, warrants and futures overlying individual securities, indices and baskets of securities and other equity-related products. The Company also issues and makes a principal market in equity-linked products to institutional and individual investors.

Fixed Income

The Company trades, invests and makes markets in fixed income securities and related products globally, including, among other products, investment and non-investment grade corporate debt, distressed debt, U.S. and other sovereign securities, emerging market bonds, convertible bonds, collateralized debt and loan obligations, credit, currency, interest rate and other fixed income-linked notes, securities issued by structured investment vehicles, mortgage-related and other asset-backed securities, municipal securities, preferred stock and commercial paper, money-market and other short-term securities. The Company is a primary dealer of U.S. federal government securities and a member of the selling groups that distribute various U.S. agency and other debt securities.

The Company trades, invests and makes markets globally in listed futures.

The Company trades, invests and makes markets in major foreign currencies, such as the British pound, Canadian dollar, Euro, Japanese yen and Swiss franc, as well as in emerging markets currencies. The Company trades these currencies on a principal basis in the spot, forward, option and futures markets.

Through the use of repurchase and reverse repurchase agreements, the Company acts as an intermediary between borrowers and lenders of short-term funds and provides funding for various inventory positions. In addition, the Company engages in principal securities lending with clients, institutional lenders and other broker-dealers.

Risk Management

The Company's risk management policies and related procedures are aligned with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to the Company's specific capital and regulatory requirements.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, assess, monitor and manage the significant risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, assess, monitor and manage each of the various types of risk involved in its activities is critical to its soundness and profitability. The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: comprehensiveness, independence, accountability, defined risk tolerance and transparency. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities (the price volatility of the underlying instrument imputed from option prices), correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading, investing and client facilitation activities, principally within the Institutional Securities business segment where the substantial majority of the Company's market risk exposure is generated.

Sound market risk management is an integral part of the Company's culture. The various business units trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. Market risk is also monitored through various measures: using statistics; by measures of position sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and scenario analyses conducted in collaboration with business units.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, entering into derivative contracts under which counterparties have obligations to make payments to the Company; extending credit to clients; providing funding that is secured by physical or financial collateral whose value may at times be insufficient to cover the loan repayment amount; and posting margin and/or collateral to counterparties. This type of risk requires credit analysis of specific counterparties, both

initially and on an ongoing basis. The Company also incurs credit risk in traded securities and whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans.

The Company has structured its credit risk management framework to reflect that each of its businesses generate unique credit risks, and establishes practices to evaluate, monitor and control credit risk exposure both within and across business segments. The Company is responsible for ensuring transparency of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. The Company's credit risk exposure is managed by credit professionals and risk committees that monitor risk exposures, including margin loans and credit sensitive, higher risk transactions. See Note 5 for a discussion of Concentration Risk.

Operational Risk

Operational risk refers to the risk of financial or other loss, or damage to a firm's reputation, resulting from inadequate or failed internal processes, people, systems, or from external events (e.g., fraud, legal and compliance risks or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., sales and trading) and control groups (e.g. information technology and trade processing). As such, the Company may incur operational risk in each of its divisions.

The goal of the operational risk management framework is to establish Company-wide operational risk standards related to risk measurement, monitoring and management. Operational risk policies are designed to reduce the likelihood and/or impact of operational incidents as well as to mitigate legal, regulatory, and reputational risks.

Customer Activities

The Company's customer activities involve the execution, settlement and financing of various securities and commodities transactions on behalf of customers. Customer securities activities are transacted on either a cash or margin basis. Customer commodities activities, which include the execution of customer transactions in commodity futures transactions (including options on futures), are transacted on a margin basis.

The Company's customer activities may expose it to off-balance sheet credit risk. The Company may have to purchase or sell financial instruments at prevailing market prices in the event of the failure of a customer to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer losses. The Company seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulations and Company policies.

Note 13 - Employee Stock-Based Compensation Plans

Eligible employees of the Company participate in several of the Ultimate Parent's stock-based compensation plans.

Restricted Stock Units

The Ultimate Parent has granted restricted stock unit awards ("RSUs") pursuant to several stock-based compensation plans. The plans provide for the deferral of a portion of certain employees' incentive compensation with awards made in the form of restricted common stock or in the right to receive unrestricted shares of common stock in the future. Awards under these plans are generally subject to

vesting over time contingent upon continued employment and to restrictions on sale, transfer or assignment until the end of a specified period, generally one to three years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant restriction period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the relevant restriction period. Recipients of RSUs may have voting rights, at the Ultimate Parent's discretion, and generally receive dividend equivalents. The Ultimate Parent determines the fair value of RSUs based on the grant-date fair value of its common stock, measured as the volume-weighted average price on the date of grant.

Performance-Based Stock Units

The Ultimate Parent has awarded performance-based stock units ("PSUs") to certain senior executives. PSUs with non-market performance conditions are valued based on the grant-date fair value of the Ultimate Parent's common stock, measured as the volume-weighted average price on the date of grant. PSUs with market-based conditions are valued using a Monte Carlo valuation model. These PSUs will vest and convert to shares of common stock at the end of the performance period only if the Ultimate Parent satisfies predetermined performance and market goals over the three-year performance period that began on January 1 of the grant year and ends three years later on December 31. Under the terms of the award, the number of PSUs that will actually vest and convert to shares will be based on the extent to which the Ultimate Parent achieves the specified performance goals during the performance period. PSU awards have vesting, restriction and cancellation provisions that are generally similar to those in the Ultimate Parent's RSUs.

Stock Options

The Ultimate Parent has granted stock option awards pursuant to several stock-based compensation plans. The plans provide for the deferral of a portion of certain key employees' incentive compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of the Ultimate Parent's common stock on the date of grant. Such stock option awards generally become exercisable over a three-year period and expire five to 10 years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are generally similar to those in RSUs. The fair value of stock options is determined using the Black-Scholes valuation model and the single grant life method. Under the single grant life method, option awards with graded vesting are valued using a single weighted-average expected option life.

Note 14 - Employee Benefit Plans

MSDHI provides various retirement plans for the majority of its U.S. and certain non-U.S. employees. The Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible U.S. employees. The Company also provides certain postemployment benefits to certain former employees or inactive employees prior to retirement.

Pension and Other Postretirement Plans

Substantially all of the U.S. employees of the Company who were hired before July 1, 2007 are covered by a non-contributory, defined benefit pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan"). Unfunded supplementary plans (the "Supplemental Plans") cover certain executives. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans. The Company's policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable

employee benefit and tax laws. Liabilities for benefits payable under the Supplemental Plans are accrued by the Company and are funded when paid to the participants and beneficiaries. The Qualified Plan ceased future benefit accruals after December 31, 2010.

In 2014, the Morgan Stanley Supplemental Executive Retirement and Excess Plan (the "SEREP") was amended to cease accrual of benefits. Any benefits earned by participants under the SEREP prior to October 1, 2014 will be payable in the future based on the SEREP's provisions. The amendment did not have a material impact on the Company's consolidated statement of financial condition.

The Company also has an unfunded postretirement benefit plan that provides medical and life insurance for eligible retirees and medical insurance for their dependents. Effective October 31, 2014, the Morgan Stanley Medical Plan was amended to change the health care plans offered after December 31, 2014 for retirees who are Medicare-eligible and age 65 or older. The amendment did not have a material impact on the Company's consolidated statement of financial condition.

Benefit Obligation and Funded Status

The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for 2014 as well as the funded status at December 31, 2014:

	Pension		Postretirement	
Reconciliation of benefit obligation:				
Benefit obligation at December 31, 2013	$	2,918	$	128
Service cost		1		2
Interest cost		139		5
Actuarial gain		445		5
Plan amendments		-		(64)
Plan curtailments		(1)		-
Change in mortality assumptions [1]		203		4
Benefits paid		(203)		(5)
Benefit obligation at December 31, 2014	$	3,502	$	75
Reconciliation of fair value of plan assets:				
Fair value of plan assets at December 31, 2013	$	2,502	$	-
Actual return on plan assets		745		-
Employer contributions[2]		215		5
Benefits paid		(203)		(5)
Fair value of plan assets at December 31, 2014	$	3,259	$	-
Funded status:				
Funded (unfunded) status at December 31, 2014	$	(243)	$	(75)

(1) Amounts represent adoption of new mortality tables published by the Society of Actuaries in October 2014.

(2) In December 2014, an elective $200 contribution was made to the U.S. Qualified Plan, primarily to offset the increase in liability due to the Plan's adoption of new mortality tables.

The following tables present a summary of the funded status at December 31, 2014.

Amounts recognized in the Company's consolidated statement of financial condition at December 31, 2014 consist of:

	Pension		Postretirement	
Assets	$	143	$	-
Liabilities		(386)		(75)
Net amount recognized	$	(243)	$	(75)

Amounts recognized in accumulated other comprehensive loss at December 31, 2014 consist of:

	Pension	Postretirement
Prior service credit	$ -	$ (61)
Net loss (gain)	772	(5)
Net loss (gain) recognized	$ 772	$ (66)

The accumulated benefit obligation, for all defined benefit pension plans, was $3,502 as of December 31, 2014.

The following table contains information for pension plans with projected benefit obligations in excess of the fair value of plan assets at December 31, 2014:

Projected benefit obligation	$ 386
Fair value of plan assets	$ -

The following table contains information for pension plans with accumulated benefit obligations in excess of the fair value of plan assets at December 31, 2014:

Accumulated benefit obligation	$ 386
Fair value of plan assets	$ -

The following table presents the weighted average assumptions used to determine benefit obligations at December 31, 2014:

	Pension	Postretirement
Discount rate	4.04%	3.69%
Rate of future compensation increases	N/A	N/A

N/A - Not applicable.

The discount rates used to determine the benefit obligations for the Qualified Plan and the postretirement plan were selected by the Company, in consultation with its independent actuary, using a pension discount yield curve based on the characteristics of the plans, each determined independently. The pension discount yield curve represents spot discount yields based on duration implicit in a representative broad-based Aa-rated corporate bond universe of high-quality fixed income investments.

The following table presents assumed health care cost trend rates used to determine the postretirement benefit obligation at December 31, 2014:

Health care cost trend rate assumed for next year:	
Medical	6.88-7.23%
Prescription	7.87%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	4.50%
Year that the rate reaches the ultimate trend rate	2029

Assumed health care cost trend rates can have a significant effect on the amounts reported for the Company's postretirement benefit plan. A one-percentage point change in the rates would not have a significant impact to the Company's postretirement service and interest cost for 2014, and would increase

or decrease the Company's postretirement benefit obligation at December 31, 2014 by $3 or $2, respectively.

No impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 has been reflected in the Company's consolidated statement of financial condition as Medicare prescription drug coverage was deemed to have no material effect on the Company's postretirement benefit plan.

Qualified Plan Asset Allocation

The Qualified Plan uses a combination of active and risk-controlled fixed income investment strategies. The fixed income asset allocation consists primarily of fixed income securities and related derivative instruments designed to approximate the expected cash flows of the plan's liabilities in order to help reduce plan exposure to interest rate variation and to better align assets with obligations. The longer duration fixed income allocation is expected to help protect the plan's funded status and maintain the stability of plan contributions over the long run.

Derivative instruments are permitted in the Qualified Plan's investment portfolio only to the extent that they comply with all of the plan's investment policy guidelines and are consistent with the plan's risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

- Derivatives may be used only if they are deemed by the investment manager to be more attractive than a similar direct investment in the underlying cash market or if the vehicle is being used to manage risk of the portfolio.

- Derivatives may not be used in a speculative manner or to leverage the portfolio under any circumstances.

- Derivatives may not be used as short-term trading vehicles. The investment philosophy of the Qualified Plan is that investment activity is undertaken for long-term investment rather than short-term trading.

- Derivatives may be used in the management of the Qualified Plan's portfolio only when their possible effects can be quantified, shown to enhance the risk-return profile of the portfolio, and reported in a meaningful and understandable manner.

As a fundamental operating principle, any restrictions on the underlying assets apply to a respective derivative product. This includes percentage allocations and credit quality. Derivatives are used solely for the purpose of enhancing investment in the underlying assets and not to circumvent portfolio restrictions.

Plan assets are measured at fair value using valuation techniques that are consistent with the valuation techniques applied to the Company's major categories of assets and liabilities as described in Note 4. Quoted market prices in active markets are the best evidence of fair value and are used as the basis for the measurement, if available. If a quoted market price is available, the fair value is the product of the number of trading units multiplied by the market price. If a quoted market price is not available, the estimate of fair value is based on the valuation approaches that maximize use of observable inputs and minimize use of unobservable inputs.

The fair value of OTC derivative contracts is derived primarily using pricing models, which may require multiple market input parameters. Derivative contracts are presented on a gross basis prior to cash collateral or counterparty netting. Derivatives consist of investments in interest rate swap contracts and are categorized as Level 2 of the fair value hierarchy.

Commingled trust funds are privately offered funds available to institutional clients that are regulated, supervised, and subject to periodic examination by a U.S. federal or state agency. The trust must be maintained for the collective investment or reinvestment of assets contributed to it from U.S tax qualified employee benefit plans maintained by more than one employer or controlled group of corporations. The sponsor of the commingled trust funds values the funds' NAV based on the fair value of the underlying securities. The underlying securities of the commingled trust funds consist of mainly long-duration fixed income instruments. Commingled trust funds that are redeemable at the measurement date or in the near future are categorized in Level 2 of the fair value hierarchy; otherwise they are categorized in Level 3 of the fair value hierarchy.

The following table presents the fair value of the net pension plan assets at December 31, 2014. There were no transfers between levels during 2014.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Investments:				
U.S. government and agency securities				
U.S. Treasury securities	$ 1,332	$ -	$ -	$ 1,332
U.S. agency securities	-	265	-	265
Total U.S. government and agency securities	1,332	265	-	1,597
Corporate and other debt:				
State and municipal securities	-	2	-	2
Collateralized debt obligations	-	62	-	62
Total corporate and other debt	-	64	-	64
Derivative contracts(2)	-	292	-	292
Derivative-related cash collateral receivable	-	2	-	2
Commingled trust funds(3)	-	1,432	-	1,432
Total investments	1,332	2,055	-	3,387
Receivables:				
Other receivables(1)	-	27	-	27
Total receivables	-	27	-	27
Total assets	$ 1,332	$ 2,082	$ -	$ 3,414
Liabilities:				
Derivative contracts(4)	$ -	$ 33	$ -	$ 33
Derivative-related cash collateral payable	-	2	-	2
Other liabilities (1)	-	120	-	120
Total liabilities	-	155	-	155
Net pension assets	$ 1,332	$ 1,927	$ -	$ 3,259

(1) Other receivables and other liabilities are valued at their carrying value, which approximates fair value.
(2) Derivative contracts in an asset position consist of investments in interest rate swaps of $292.
(3) Commingled trust funds consist of investments in fixed income funds and money market funds of $1,280 and $152, respectively.
(4) Derivative contracts in a liability position consist of investments in interest rate swaps of $33.

Morgan Stanley 401(k) Plan

U.S. employees meeting certain eligibility requirements may participate in the Morgan Stanley 401(k) Plan. Eligible U.S. employees receive discretionary 401(k) matching cash contributions as determined annually by the Company. For 2014, the Company made a dollar for dollar Company match up to 4% of eligible pay, up to the Internal Revenue Service ("IRS") limit. Matching contributions for 2014 were allocated according to participants' current investment direction. Eligible U.S. employees with eligible pay less than or equal to one hundred thousand dollars also receive a fixed contribution under the 401(k) Plan that equals to 2% of eligible pay. A transition contribution is allocated to participants who received a 2010 accrual in the Qualified Plan or a 2010 retirement contribution in the 401(k) Plan and who met certain age and service requirements at December 31, 2010.

Other Postemployment Benefits

Postemployment benefits may include, but are not limited to, salary continuation, severance benefits, disability-related benefits, and continuation of health care and life insurance coverage provided to former employees or inactive employees after employment but before retirement. The postemployment benefit obligations were not material at December 31, 2014.

Note 15 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have been provided on a separate entity basis in accordance with the Tax Sharing Agreement with the Ultimate Parent. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement with the Ultimate Parent, substantially all current and deferred taxes (federal, combined and unitary state) are offset with all other intercompany balances with the Ultimate Parent.

Income Tax Examinations

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the IRS and other tax authorities in certain states in which the Company has significant business operations, such as New York. The Company is currently under review by the IRS Appeals Office for the remaining issues covering tax years 1999 – 2005 and has substantially completed the IRS field examination for the audit of tax years 2006 – 2008. Also, the Company is currently at various levels of field examination with respect to audits by New York State and New York City for tax years 2007 – 2009.

The Company believes that the resolution of these tax matters will not have a material effect on the Company's consolidated statement of financial condition, although a resolution could have a material impact on the Company's effective income tax rate for any period in which such resolution occurs. The Company has established a liability for unrecognized tax benefits that the Company believes is adequate in relation to the potential for additional assessments. Once established, the Company adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change.

The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from the expiration of the applicable statute of limitations or new information regarding the status of current and subsequent years' examinations. As part of the Company's periodic review, federal and state unrecognized tax benefits were released or remeasured.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next 12 months related to certain tax authority examinations referred to above. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and impact on the Company's effective tax rate over the next 12 months.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination.

Jurisdiction	Tax Year
United States	1999
New York State and City	2007

Note 16 – Regulatory Capital and Other Requirements

MS&Co. is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the minimum net capital requirements of the SEC and the CFTC. Under these rules, MS&Co. is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than the greater of 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase agreements or the CFTC rule stating the risk based requirement represents the sum of 8% of customer risk maintenance margin requirement and 8% of non customer risk maintenance margin requirement, as defined. At December 31, 2014, MS&Co.'s Net Capital was $6,593 which exceeded the SEC minimum requirement by $4,928.

The Financial Industry Regulatory Authority may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items.

MS&Co. is required to hold tentative net capital in excess of $1,000 and Net Capital in excess of $500 in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. MS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5,000. At December 31, 2014, MS&Co. had tentative net capital in excess of the minimum and the notification requirements.

Advances to the Ultimate Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Net Capital rule.

As of December 31, 2014, MS&Co. performed the computations for the assets in the proprietary accounts of its brokers (commonly referred to as "PAB") and the customer reserve computation set forth under SEC Rule 15c3-3 (Customer Protection).

As of December 31, 2014, MS&Co. met the criteria set forth under the SEC's Rule 11(a)(1)(G)(i), trading by members of Exchanges, Brokers and Dealers, and is therefore in compliance with the business mix requirements.

The Dodd-Frank Act requires the registration of "swap dealers" and "major swap participants" with the CFTC and "security-based swap dealers" and "major security-based swap participants" with the SEC (collectively, "Swaps Entities"). The Company was provisionally registered with the CFTC as a swap dealer effective December 31, 2012.

Note 17 – Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the consolidated statement of financial condition through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in the consolidated statement of financial condition or the notes thereto, except for the following:

On February 25, 2015 the legal accrual was increased by $2,799 as of December 31, 2014, for the Civil Division legal matter and certain other legacy residential mortgage matters (See Note 11). The Civil Division and related legal matters were considered to be a recognizable subsequent event requiring adjustment to the Company's December 31, 2014 consolidated statement of financial condition under U.S. GAAP.

******